File No. 333-141974
Filed Pursuant to Rule 424(b)(4)

PROSPECTUS SUPPLEMENT NO. 10 DATED November 17, 2008

(To Prospectus Dated September 6, 2007)

O2DIESEL CORPORATION

12,805,987 Shares of Common Stock

Sticker Supplement to Prospectus

This prospectus supplement supplements the prospectus dated September 6, 2007, of O2Diesel Corporation, relating to the sale by Fusion Capital II, LLC of up to 12,805,987 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 3 of the prospectus for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

QUARTERLY REPORT ON FORM 10-Q

On November 14, 2008, O2Diesel Corporation filed a Quarterly Report on Form 10-Q (the “10-Q”) for the nine months ended September 30, 2008. The text of the 10-Q, including Exhibits 31 and 32 thereto, is attached hereto as Annex A to this Prospectus Supplement No. 10 and incorporated herein by reference.

Annex A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED September 30, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to                     to

Commission File Number: 001-32228

O2DIESEL CORPORATION
(Name of small business issuer in its charter)

Delaware	91-2023525
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

100 COMMERCE DRIVE, Suite 301
NEWARK, DELAWARE 19713
(Address of Principal Executive Offices)

(302) 266-6000
(Issuer’s telephone number)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer”, “accelerated filer” and “small reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐    Accelerated filer ☐     Non-accelerated filer ☐    Smaller Reporting company ☒

Indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☒

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:

As of November 10, 2008, the registrant had 88,490,174 shares of Common Stock,
$0.0001 par value per share, issued and outstanding

O2DIESEL CORPORATION
FOR THE QUARTER ENDED SEPTEMBER 30, 2008

NOTE REGARDING FORWARD LOOKING STATEMENTS

This quarterly report on Form 10-Q contains forward-looking statements concerning O2Diesel Corporation (“O2Diesel,” the “Company” or the “Registrant”) and its future operations, plans and other matters. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “might”, or “will” be taken or occur or be achieved) are not statements of historical fact and may be “forward looking statements” which include statements relating to, among other things, the ability of O2Diesel to successfully compete in the fuel additive and fuel distribution business.

O2Diesel cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such forward-looking statements are based on the beliefs of O2Diesel’s management as well as on assumptions made by and information currently available to O2Diesel at the time such statements were made. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements, as a result of either the matters set forth or incorporated in this report generally or certain economic and business factors, some of which may be beyond the control of O2Diesel. These factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to gain product approval in the United States or foreign countries for the commercialization and distribution of our products, failure to capitalize upon access to new markets and failure in obtaining the quality and quantity of ethanol necessary to produce our product at competitive prices. O2Diesel disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

02Diesel Corporation
(A Development Stage Company)

Consolidated Balance Sheets

September 30, 2008 and December 31, 2007
(Unaudited)

	September 30, 2008	December 31, 2007

ASSETS
CURRENT ASSETS
Cash	$36,433	$581,645
Restricted cash	50,456	2,333,959
Accounts receivable	4,225	115,536
Other receivables	236,244	192,619
Unbilled appropriations receivable	-	145,576
Inventory	157,785	174,447
Prepaid expenses, parts and deposits	164,798	209,428

Total current assets	649,941	3,753,210

FURNITURE AND EQUIPMENT
Office furniture and equipment	231,461	268,828
Fuel and test equipment	341,943	382,971
	573,404	651,799
Less accumulated depreciation	(308,311)	(283,742)
	265,093	368,057

TOTAL ASSETS	$915,034	$4,121,267

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$1,337,045	$1,774,248
Accrued expenses	243,615	568,442
Deferred grants	527,311	475,980
Deferred marketing program	-	86,333
Total current liabilities	2,107,971	2,905,003

Note payable	750,000	-

TOTAL LIABILITIES	2,857,971	2,905,003

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock: par value of $0.0001; 20,000,000 shares authorized;
none issued and outstanding	-	-
Common stock: par value of $0.0001; 135,000,000 shares authorized;
84,981,812 and 86,666,837 shares issued and outstanding
at September 30, 2008 and December 31, 2007, respectively	8,498	8,667
Additional paid-in capital	45,307,044	45,123,009
Unearned compensation	-	(14,668)
Accumulated other comprehensive income	41,054	12,088
Deficit accumulated during the development stage	(47,299,533)	(43,912,832)
Total stockholders' equity (deficit)	(1,942,937)	1,216,264

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$915,034	$4,121,267

See Notes to Consolidated Financial Statements

O2DIESEL CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three and nine months ended September 30, 2008 and 2007 and the
Period from October 14, 2000 (inception) through September 30, 2008
(Unaudited)
	Three Months Ended		Nine Months Ended		October 14, 2000 (inception) through
	9/30/08	9/30/07	9/30/08	9/30/07	Sepember 30, 2008

Additive related sales	$17,258	$123,128	$37,122	$304,126	$812,534
Sponsorship income	-	1,875	-	21,375	169,248
	17,258	125,003	37,122	325,501	981,782
Expenses:
Cost of goods sold	7,385	81,910	29,884	227,421	605,443
Selling and marketing	236,689	439,753	663,351	1,145,391	9,929,316
Product testing and government grants, net	(40,340)	259,651	31,213	449,316	1,630,826
General and administrative	927,622	2,101,332	3,313,493	5,850,477	36,400,923

Total operating expense	1,131,356	2,882,646	4,037,941	7,672,605	48,566,508

Operating loss	(1,114,098)	(2,757,643)	(4,000,819)	(7,347,104)	(47,584,726)

Other income (expense):
Interest expense	(3,907)	(3,437)	(8,767)	(8,343)	(141,632)
Interest income	750	9,603	2,570	37,697	237,168
Foreign currency gain/(loss), net	(16,016)	148,759	84,148	230,297	889,592
Gain on sale of subsidiary	483,000	-	483,000	-	483,000
Other income (expense), net	1	1,420	4,641	1,030	312,184

Total other income (expense)	463,828	156,345	565,592	260,681	1,780,312

Loss from continuing operations before income taxes	(650,270)	(2,601,298)	(3,435,227)	(7,086,423)	(45,804,414)
Income tax (expense) benefit	(23,503)	-	(23,503)	-	122,139

Loss from continuing operations	(673,773)	(2,601,298)	(3,458,730)	(7,086,423)	(45,682,275)
Gain (loss) from discontinued operations	89,287	(327,216)	72,029	(327,216)	(1,617,258)
Net income (loss)	(584,486)	(2,928,514)	(3,386,701)	(7,413,639)	(47,299,533)

Deemed dividend to preferred stockholders	-	-	-	-	(6,200,005)

Net loss for common shareholders	$(584,486)	$(2,928,514)	$(3,386,701)	$(7,413,639)	$(53,499,538)

Net loss per common share (basic and diluted)	$(0.01)	$(0.04)	$(0.04)	$(0.10)	$(1.17)

Weighted average shares of common shares outstanding	84,991,314	81,751,676	84,888,405	77,658,507	62,238,971
Recapitalization resulting from the AAE Technologies International PLC acquisition	-	-	-	-	(16,548,323)
Weighted average shares of common shares outstanding - giving effect to the recapitalization	84,991,314	81,751,676	84,888,405	77,658,507	45,690,648

See Notes to Consolidated Financial Statements

O2DIESEL CORPORATION
 (A Development Stage Company)

 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

October 14, 2000 (inception) through September 30, 2008
(Unaudited)

	Preferred Stock		Common Stock		Unearned	Common Stock	Additional Paid-In
	Shares	Amount	Shares	Amount	Compensation	Subscribed	Capital

Balance at October 14, 2000 (Inception)
Common stock issued in exchange for interest in wholly owned subsidiaries	—	$—	43,008,772	$430,088	$—	$—	$3,603,415
Net loss	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—
Common stock issued on various dates during 2001	—	—	24,181,038	241,810	—	—	1,268,031
Balance at December 31, 2001	—	—	67,189,810	671,898	—	—	4,871,446

Net loss	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—
Common stock issued at $0.225 per share on various dates during 2002	—	—	703,282	7,033	—	—	515,657
Balance at December 31, 2002	—	—	67,893,092	678,931	—	—	5,387,103

Net loss	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—
Common stock issued on various dates during 2003	—	—	555,556	5,556	—	—	119,444
Common stock issued for consulting services	—	—	200,000	2,000	—	—	43,000
Common stock issued for remaining interest in subsidiaries on July 15, 2003	—	—	4,356,200	43,562	—	—	46,323
Common stock issued upon exercise of stock options on various dates during 2003	—	—	8,670,881	86,709	—	—	1,131,595
Recapitalization resulting from AAE acquisition on July 15, 2003	—	—	(56,928,690)	(814,283)	—	—	814,283
Common stock issued at $1.50 per share on various dates during 2003	—	—	3,333,333	333	—	—	4,999,667
Expenses related to 2003 issuance of common stock and recapitalization	—	—	—	—	—	—	(795,650)
Subscriptions for 754,900 shares of common stock at $1.50 per share on various dates during 2003	—	—	—	—	—	1,132,350	—

Balance at December 31, 2003	—	—	28,080,372	2,808	—	1,132,350	11,745,765

See Notes to Consolidated Financial Statements

O2DIESEL CORPORATION
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

October 14, 2000 (inception) through September 30, 2008  (Continued)
(Unaudited)

	Preferred Stock		Common Stock		Unearned	Common Stock	Additional Paid-In
	Shares	Amount	Shares	Amount	Compensation	Subscribed	Capital

Net loss	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—
Common stock issued at $1.50 per share on various dates in 2004	—	—	1,070,451	107	—	(1,132,350)	1,535,770
Preferred stock issued on various dates during 2004	1,550,000	155	—	—	—	—	5,478,609
Balance at December 31, 2004	1,550,000	155	29,150,823	2,915	—	—	18,760,144

Net loss	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—
Common stock issued for consulting services	—	—	63,750	6	—	—	63,094
Warrants issued for consulting services in 2005	—	—	—	—	—	—	135,000
Common stock issued at $0.70 per share on various dates in 2005	—	—	7,515,981	752	—	—	4,832,439
Common stock issued at $0.7125 per share on various dates in 2005	—	—	3,228,070	322	—	—	2,090,178
Common stock issued at $0.564 per share on various dates in 2005	—	—	6,419,840	642	—	—	3,599,658
Balance at December 31, 2005	1,550,000	155	46,378,464	4,637	—	—	29,480,513

Net loss	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—
Common stock issued via exercise of warrants on various dates in 2006	—	—	3,151,892	315	—	—	1,457,829
Common stock issued for consulting services in 2006	—	—	56,250	6	—	—	50,994
Conversion of preferred stock into common stock on various dates in 2006	(1,550,000)	(155)	15,500,000	1,550	—	—	(1,395)
Common stock issued at $0.75 per share in 2006	—	—	8,666,666	867	—	—	6,256,282
Common stock issued at $0.729 per share in 2006	—	—	1,371,742	138	—	—	979,367
Fair value of unvested stock options upon adoption of SFAS 123(R)	—	—	—	—	(376,031)	—	376,031
Amortization of unearned compensation	—	—	—	—	250,890	—	—
Fair value of stock options issued in 2006	—	—	—	—	—	—	1,476,684
Balance at December 31, 2006	—	—	75,125,014	7,513	(125,141)	—	40,076,305

See Notes to Consolidated Financial Statements

O2DIESEL CORPORATION
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

October 14, 2000 (inception) through September 30, 2008 (Continued)
(Unaudited)

	Preferred Stock		Common Stock		Unearned	Common Stock	Additional Paid-In
	Shares	Amount	Shares	Amount	Compensation	Subscribed	Capital

Net loss	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—
Common stock issued to employee	—	—	333,333	33	—	—	273,266
Fair value of unearned shares related to commitment shares	—	—	805,987	80	—	—	668,889
Unearned common stock issued for commitment shares	—	—	(465,170)	(47)	—	—	(386,044)
Fusion shares issued at various prices in 2007	—	—	970,994	97	—	—	499,903
Common stock issued for consulting services	—	—	540,000	54	—	—	263,446
Common stock issued at $0.405 per share in 2007	—	—	2,993,346	299	—	—	1,109,944
Repurchase of shares	—	—	—	—	—	—	—
Retirement of repurchased shares	—	—	(100,000)	(10)	—	—	(40,090)
Common stock issued at $0.417 per share in 2007	—	—	3,130,000	313	—	—	1,194,821
Common stock issued at $0.375 per share in 2007	—	—	3,333,333	334	—	—	1,249,666
Amortization of unearned compensation	—	—	—	—	110,473	—	(24,727)
Fair value of stock options issued in 2006 and 2007	—	—	—	—	—	—	237,631
Balance at December 31, 2007	—	—	86,666,837	8,667	(14,668)	—	45,123,009

Net loss	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—
Unearned common stock issued for commitment shares	—	—	290,141	29	—	—	240,793
Common stock issued for consulting services	—	—	1,191,501	119	—	—	256,131
Amortization of unearned compensation	—	—	—	—	14,668	—	—
Fair value of stock options issued in 2006 and 2007	—	—	—	—	—	—	33,128
Common stock issued to employee	—	—	166,666	17	—	—	136,649
Treasury stock received in exchange for shares of subsidiary	—	—	—	—	—	—	—
Retirement of treasury stock	—	—	(3,333,333)	(334)	—	—	(482,666)
Balance at September 30, 2008	—	$—	84,981,812	$8,498	$—	$—	$45,307,044

See Notes to Consolidated Financial Statements

O2DIESEL CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

October 14, 2000 (inception) through September 30, 2008 (Continued)
(Unaudited)

	Common Stock Subscriptions Receivable	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)

Balance at October 14, 2000 (Inception)
Common stock issued in exchange for interest in wholly owned subsidiaries	$—	$—	$—	$(4,138,684)	$(105,181)
Net loss	—	—	—	(1,406,709)	(1,406,709)
Foreign currency translation adjustment	—	(4,476)	—	—	(4,476)
Comprehensive loss	—	—	—	—	(1,411,185)
Common stock issued on various dates during 2001	—	—	—	—	1,509,841
Balance at December 31, 2001	—	(4,476)	—	(5,545,393)	(6,525)

Net loss	—	—	—	(1,712,803)	(1,712,803)
Foreign currency translation adjustment	—	(74,085)	—	—	(74,085)
Comprehensive loss	—	—	—	—	(1,786,888)
Common stock issued at $0.225 per share on various dates during 2002	—	—	—	—	522,690
Balance at December 31, 2002	—	(78,561)	—	(7,258,196)	(1,270,723)

Net loss	—	—	—	(4,230,296)	(4,230,296)
Foreign currency translation adjustment	—	179,689	—	—	179,689
Comprehensive loss	—	—	—	—	(4,050,607)
Common stock issued on various dates during 2003	—	—	—	—	125,000
Common stock issued for consulting services	—	—	—	—	45,000
Common stock issued for remaining interest in subsidiaries on July 15, 2003	—	—	—	(409,614)	(319,729)
Common stock issued upon exercise of stock options on various dates during 2003	—	—	—	—	1,218,304
Recapitalization resulting from AAE acquisition on July 15, 2003	—	—	—	—	—
Common stock issued at $1.50 per share on various dates during 2003	—	—	—	—	5,000,000
Expenses related to 2003 issuance of common stock and recapitalization	—	—	—	—	(795,650)
Subscriptions for 754,900 shares of common stock at $1.50 per share on various dates during 2003	(180,000)	—	—	—	952,350
Balance at December 31, 2003	(180,000)	101,128	—	(11,898,106)	903,945

Net loss	—	—	—	(6,728,014)	(6,728,014)
Foreign currency translation adjustment	—	(97,446)	—	—	(97,446)
Comprehensive loss	—	—	—	—	(6,825,460)
Common stock issued at $1.50 per share on various dates in 2004	180,000	—	—	—	583,527
Preferred stock issued on various dates during 2004	—	—	—	—	5,478,764
Balance at December 31, 2004	—	3,682	—	(18,626,120)	140,776

See Notes to Consolidated Financial Statements

O2DIESEL CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

October 14, 2000 (inception) through September 30, 2008 (Continued)
(Unaudited)

	Common Stock Subscriptions Receivable	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)

Net loss	—	—	—	(6,852,165)	(6,852,165)
Foreign currency translation adjustment	—	2,329	—	—	2,329
Comprehensive loss	—	—	—	—	(6,849,836)
Common stock issued for consulting services in 2005	—	—	—	—	63,100
Warrants issued for consulting services in 2005	—	—	—	—	135,000
Common stock issued at $0.70 per share on various dates in 2005	—	—	—	—	4,833,191
Common stock issued at $0.7125 per share on various dates in 2005	—	—	—	—	2,090,500
Common stock issued at $0.564 per share on various dates in 2005	—	—	—	—	3,600,300
Balance at December 31, 2005	—	6,011	—	(25,478,285)	4,013,031

Net loss	—	—	—	(7,608,155)	(7,608,155)
Foreign currency translation adjustment	—	(10,392)	—	—	(10,392)
Comprehensive loss	—	—	—	—	(7,618,547)
Common stock issued via exercise of warrants on various dates in 2006	—	—	—	—	1,458,144
Common stock issued for consulting services in 2006	—	—	—	—	51,000
Conversion of preferred stock into common stock on various dates in 2006	—	—	—	—	—
Common stock issued at $0.75 per share in 2006	—	—	—	—	6,257,149
Common stock issued at $0.729 per share in 2006	—	—	—	—	979,505
Fair value of unvested stock options upon adoption of SFAS 123(R)	—	—	—	—	—
Amortization of unearned compensation	—	—	—	—	250,890
Fair value of stock options issued in 2006	—	—	—	—	1,476,684
Balance at December 31, 2006	—	(4,381)	—	(33,086,440)	6,867,856

See Notes to Consolidated Financial Statements

O2DIESEL CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

October 14, 2000 (inception) through September 30, 2008 (Continued)
(Unaudited)

	Common Stock Subscriptions Receivable	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)

Net loss	—	—	—	(10,826,392)	(10,826,392)
Foreign currency translation adjustment	—	16,469	—	—	16,469
Comprehensive loss	—	—	—	—	(10,809,923)
Common stock issued to employee	—	—	—	—	273,299
Fair value of unearned shares related to commitment shares	—	—	—	—	668,969
Unearned common stock issued for commitment shares	—	—	—	—	(386,091)
Fusion shares issued at various prices in 2007	—	—	—	—	500,000
Common stock issued for consulting services	—	—	—	—	263,500
Common stock issued at $0.405 per share in 2007	—	—	—	—	1,110,243
Repurchase of shares	—	—	(40,100)	—	(40,100)
Retirement of repurchased shares	—	—	40,100	—	—
Common stock issued at $0.417 per share in 2007	—	—	—	—	1,195,134
Common stock issued at $0.375 per share in 2007	—	—	—	—	1,250,000
Amortization of unearned compensation	—	—	—	—	85,746
Fair value of stock options issued in 2006 and 2007	—	—	—	—	237,631
Balance at December 31, 2007	—	12,088	—	(43,912,832)	1,216,264

Net loss	—	—	—	(3,386,701)	(3,386,701)
Foreign currency translation adjustment	—	28,966	—	—	28,966
Comprehensive loss	—	—	—	—	(3,357,735)
Unearned common stock issued for commitment shares	—	—	—	—	240,822
Common stock issued for consulting services	—	—	—	—	256,250
Amortization of unearned compensation	—	—	—	—	14,668
Fair value of stock options issued in 2006 and 2007	—	—	—	—	33,128
Common stock issued to employee	—	—	—	—	136,666
Treasury stock received in exchange for shares of subsidiary	—	—	(483,000)	—	(483,000)
Retirement of treasury stock	—	—	483,000	—	—
Balance at September 30, 2008	$—	$41,054	$—	$(47,299,533)	$(1,942,937)

See Notes to Consolidated Financial Statements

O2DIESEL CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2008 and 2007 and the
Period from October 14, 2000 (inception) through September 30, 2008
(Unaudited)

			October 14, 2000
			(inception)
	Nine Months Ended September 30		through
	2008	2007	September 30, 2008
Cash flows from operating activites
Net loss	$(3,386,701)	$(7,413,639)	$(47,299,533)
Adjustments to reconcile loss to net cash used in operating activites:
Depreciation	58,173	69,922	439,549
Amortization	-	-	7,786
Write off of patent	-	-	337,329
Write off of obsolete inventory	-	-	5,925
Loss on sale/disposal of furniture & equipment	30,048	-	40,300
Loss on impairment of construction in progress	-	-	1,288,614
Gain on sale of subsidiary	(483,000)	-	(483,000)
Non cash contributions	-	-	5,312
Common stock and warrants issued for consulting services	256,250	240,000	773,850
Common stock issued to employee	136,666	273,299	409,965
Common stock issued for commitment shares	240,822	202,602	523,700
Amortization of unearned compensation	47,796	278,992	2,098,747
Changes in operating assets and liabilites:
Accounts receivable	111,311	(95,077)	(4,225)
Other receivables	(43,625)	517,500	(236,244)
Inventory, prepaid expenses and other current assets	206,867	(177,673)	(328,509)
Accounts payable	(437,203)	903,656	1,337,045
Accrued expenses	(324,827)	228,223	232,457
Deferred grants	51,331	307,477	527,311
Deferred marketing program	(86,333)	(166,667)	-
Cash flows used in operating activities	(3,622,424)	(4,831,385)	(40,323,620)

Cash flows from investing activities
Restricted cash	2,283,503	745,877	(50,456)
Purchase of furniture and equipment	7,742	(1,107,572)	(2,046,959)
Proceeds from sale of furniture & equipment	7,000	-	20,150
Purchase of patent	-	-	(345,115)
Cash flows used in investing activities	2,298,246	(361,695)	(2,422,379)

Cash flows from financing activities
Net proceeds from issuance of preferred stock	-	-	5,478,764
Net proceeds from private placement	-	-	5,953,757
Purchase of treasury stock	-	(40,100)	(40,100)
Net proceeds from issuance of note payable	750,000	-	750,000
Net proceeds from issuance of common stock	-	2,805,377	30,605,870
Cash flows provided by financing activities	750,000	2,765,277	42,748,291

Effect of exchange rate changes on cash	28,966	12,799	34,141

Net increase in cash	(545,212)	(2,415,004)	36,433

Cash at beginning of period	581,645	3,065,630	-

Cash at end of period	$36,433	$650,626	$36,433

Cash paid for interest	$8,767	$8,343	$132,280

Cash paid for income taxes	None	None	None

Non-cash transactions: Conversion of Bridge loan to common stock at 9/30/2003, $2,322,500.
Conversion of preferred to common stock at various dates during 2006, $1,550,000.
Receipt of treasury stock in exchange for shares of subsidiary company in 2008, $483,000.

See Notes to Consolidated Financial Statements

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Unaudited)

1. The Company and Basis of Presentation

The Company

O2Diesel Corporation (“O2Diesel” or the “Company”) is in the development stage and has developed a proprietary additive product designed to enable distillate liquid transportation fuels to burn cleaner by facilitating the addition of ethanol as an oxygenate to these fuels. To date, the Company’s operations have continued to be focused on raising capital, performing research and development, and bringing its product to market.

O2Diesel’s predecessor, Dynamic Ventures, Inc., was incorporated in the State of Washington on April 24, 2000. Dynamic Ventures, Inc. changed its name to O2Diesel Corporation effective June 10, 2003, in contemplation of the reverse acquisition of AAE Technologies International Plc (“AAE”). On July 15, 2003, O2Diesel Corporation acquired all of the issued and outstanding shares of AAE in exchange for 17,847,039 shares of its common stock. As a result of this transaction, the former shareholders of AAE acquired control of the combined companies. The acquisition of AAE has been accounted for as a capital transaction followed by a recapitalization. AAE was considered to be the accounting acquirer. Accordingly, the historical financial statements of AAE are considered to be those of O2Diesel Corporation for all periods presented.

In conjunction with the reverse acquisition, the Company completed a private placement of its common stock whereby it issued 3,333,333 shares of common stock at $1.50 per share. Of the $5.0 million raised, approximately $800,000 was used to pay the costs of the reverse acquisition and private placement, $1.0 million was used to repay a bridge loan that was made in contemplation of the transaction, and the balance of $3.2 million was used to fund the ongoing developmental activities of the Company. Subsequent to its first private placement, the Company undertook to raise an additional $3.5 million through a follow-on private placement of our common stock (the “Follow-On Private Placement”). In the Follow-On Private Placement, we raised $1,535,770, before expenses, and issued 1,025,784 shares of our common stock at a price of $1.50 per share.

On June 15, 2004, the American Stock Exchange (“AMEX” or “Exchange”) approved an application to list 46,518,898 shares of our common stock under the symbol OTD. Subsequent to this date, the Company has received approvals to list 75,244,983 shares of the Company’s common stock so that the total number of shares approved for listing is now 121,763,881. Our shares began to trade on the Exchange on July 1, 2004.

On April 28, 2008 the Company announced that it began trading on the Pink Sheet Electronic Quotation Service under the trading symbol OTOD.PK. The Company’s shares then began to trade under the symbol OTOD.OB on or about May 26, 2008.

O2Diesel was reincorporated in the state of Delaware in a transaction that became effective on December 31, 2004.

Basis of Presentation

The Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2008 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  We have reclassified certain prior-period amounts to conform to the current period’s presentation.  If the Company were to continue to incur losses without additional funding and were to fail to continue as a going concern, then its assets and liabilities would be required to be stated on a liquidation basis which would differ significantly from the going concern basis.

At September 30, 2008, the Company had negative working capital of $1,458,030, of which $50,456 was restricted in use to operational costs associated with developing markets in Europe, and had accumulated losses of $47,299,533.  At December 31, 2007, the Company had positive working capital of $848,207, of which $2,333,959 was restricted in use to operational costs associated with developing markets in Europe, and had accumulated losses of $43,912,832.  The lack of adequate working capital and continuing losses create an uncertainty about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management has concluded that additional equity must be raised in 2008 in order for the Company to have sufficient cash to execute its business plan. If the Company is unable to timely secure additional funding, we may need to restructure or significantly curtail our operations, divest all or a portion of the business, file for bankruptcy or cease operations.

The consolidated financial statements in this report do not include any adjustments to reflect the anticipated private placements or the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should management be unsuccessful in obtaining financing on terms acceptable to the Company.

From July 2003 through October 2008, the Company has raised approximately $37 million for its operations.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

1. The Company and Basis of Presentation (continued)

AMEX Delisting

 For the year ended December 31, 2006, the Company was in compliance with AMEX listing requirements, but for the period ended March 31, 2007, the Company was not able to meet AMEX listing requirements. On June 29, 2007, the Company was notified by AMEX that it was not in compliance with the listing standards of the Exchange because it lacked the requisite amount of stockholders’ equity.  The Company was asked to submit a plan by July 27, 2007 advising AMEX of actions the Company would be taking to bring it into compliance with the continued listing standards by December 29, 2008.

On July 27, 2007, the Company filed a plan with the Exchange describing the steps it planned to take to return to full compliance.  On September 13, 2007, the Company received a written notice from the AMEX indicating that AMEX had reviewed and accepted the Company’s plan to regain listing qualifications compliance.  With the acceptance of the plan, the Company would be able to continue its listing during the plan period pursuant to an extension granted until December 29, 2008.  The AMEX notice also advised the Company that, in addition to the previously disclosed deficiency with respect to Section 1003(a)(iii) of the AMEX Company Guide, it had triggered an additional deficiency with respect to Section 1003(a)(ii).

Under the terms of the notice from AMEX, the Company was to continue to provide AMEX staff with updates regarding initiatives set forth in its plan of compliance.  If the Company was not in compliance on December 29, 2008, or the Company did not make progress consistent with the plan during the interim period, the AMEX would likely initiate procedures to de-list the Company’s common stock. On February 7, 2008, the Company received notice from the staff of the AMEX that due to the deferral of the ProEco project, as described in Note 3, the Company was no longer demonstrating progress consistent with the plan and had determined to proceed with an application to the Securities and Exchange Commission to remove the common stock of the Company from listing and registration on AMEX. This action was taken because the Company is not in compliance with Section 1003(a)(ii) and (iii) of the AMEX Company Guide.

On February 12, 2008, the Company appealed the delisting determination by requesting an oral hearing to present its plan, its progress in achieving the plan and maintaining its AMEX listing. On April 4, 2008, the Company received notice from AMEX that it was not in compliance with Sections 1003(a)(i) and (iv) of the AMEX Company Guide.  Subsequent to an oral hearing on April 15, 2008, the Company received notice on April 21, 2008 from AMEX indicating its determination to prohibit the continued listing of the Company’s common stock on the Exchange and to initiate delisting proceedings.

On April 28, 2008 the Company announced that it began trading on the Pink Sheet Electronic Quotation Service under the trading symbol OTOD.PK. The Company’s shares then began to trade under the symbol OTOD.OB on or about May 26, 2008.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and all affiliated subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. Based on Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, “ Consolidation of Variable Interest Entities” (“FIN 46R”), the Company was the holder of the majority of the risks and rewards relating to the development of a new ethanol plant to be built by ProEco Energy Company, Inc. (“ProEco”) until the end of the quarter ended June 30, 2008. As such, the Company was considered to be the “primary beneficiary” of ProEco, deemed to be a variable interest entity (“VIE”), and included ProEco’s assets, liabilities and operating results in its consolidated financial statements for the three and six months ended June 30, 2008 and for the period October 14, 2000 (inception) through June 30, 2008. (In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that are unable to make significant decisions about its activities; or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Based on these guidelines, the Company determined that ProEco was a VIE beginning with the third quarter of 2007. Prior to that period, activity with ProEco was not material.)

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

2. Summary of Significant Accounting Policies (continued)

 During the quarter ended September 30, 2008, the Company and ProEco agreed that they would no longer work together to develop this or any other project. As a result, the Company is no longer the “primary beneficiary” of ProEco and ProEco is no longer considered to be a VIE. Accordingly, ProEco’s assets, liabilities and operating results after June 30, 2008 were no longer included in the Company’s consolidated financial statements and the Company has classified all ProEco activities as discontinued operations in the consolidated statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As of September 30, 2008, U.S. cash deposits did not exceed the federally insured limit which was $100,000 per financial institution. As of December 31, 2007, U.S. cash deposits exceeded the federally insured limit which was $100,000 per financial institution. During October 2008, U.S. legislation temporarily raised such limit (until December 31, 2009) to $250,000 per account.

Restricted Cash

On December 16, 2005, the Company completed a private placement of its common stock, whereby it received approximately $3.6 million which is restricted to operational costs associated with developing markets in Europe.  In 2008, the Company notified the investor in this private placement that it has temporarily utilized a portion of these funds for current non-European operating purposes.  The investor has acknowledged this temporary utilization with the expectation that these funds will be repaid.  The Company has used approximately $1.0 million of these funds (net of $159,000 in repayments) through November 10, 2008.  In addition to the ($159,000) and $1.0 million (repaid) or utilized for non-European operating purposes during the three and nine month periods ended September 30, 2008, respectively, restricted funds declined by approximately $324,000 and $1.3 million for the same periods, net of foreign currency (losses) gains of approximately ($16,000) and $84,000 for the same periods, as a result of marketing expenditures in Europe.

Prior to 2005, restricted cash consisted of cash held in the Company’s bank account pursuant to the provisions set forth in documents to the acquisition of AAE on July 15, 2003.  The restricted funds associated with the acquisition of AAE were released in equal amounts on October 15, 2003, and January 15, 2004.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, unbilled appropriations receivable, inventory, prepaid expenses, accounts payable, accrued expenses, deferred grants and deferred marketing program amounts approximate fair value because of their short-term nature.

Concentration of Credit Risk and Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company does not require collateral and it does not charge finance fees on outstanding trade receivables. The allowance is determined by analyzing historical data and trends, as well as specific customers’ financial conditions. Past-due or delinquency status is based upon the credit terms for that specific customer from the date of delivery. Charges for doubtful accounts are recorded in selling and marketing expenses. Trade accounts receivables are written off against the allowance for doubtful accounts when collection appears unlikely.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

2. Summary of Significant Accounting Policies (continued)

Inventories

Inventories, consisting of fuel additive held at third party locations, are stated at the lower of cost as determined using the first in, first out (FIFO) method, or market value.

Furniture, Equipment, Construction in Progress and Depreciation

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of fixed assets are as follows:

Office furniture and equipment: 3 to 5 years
Fuel and test equipment: 5 to 20 years

Depreciation expense recorded in the accompanying Consolidated Statements of Operations was $20,713 and $64,728, respectively for the three and nine months ended September 30, 2007, and was $16,414, $58,173 and $439,549, respectively, for the three and nine months ended September 30, 2008 and for the period October 14, 2000 (inception) through September 30, 2008.

Accounting for Impairment of Long-Lived Assets

The carrying values of intangible and long-lived assets are reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

In light of the postponement of the Ethanol Plant project, due to unfavorable market conditions, the Company has re-examined the carrying value of the construction in progress asset. As of December 31, 2007, management had evaluated this project based on its assessment of the challenges to financing projects of this nature, posed by the present debt and equity markets, as well as the limited likelihood that a buyer will be identified for this project in the near future. Accordingly, the Company believed that it was prudent not to assign a value to this asset. As such, an impairment charge of $1,288,614 was warranted and this adjustment was recorded in December 2007. Due to the Company’s change in its relationship with ProEco, this amount is included in Discontinued Operations.

Revenue Recognition

The Company sells its product directly to its customers and revenue is recognized and recorded upon the passage of title of the product to the customer and following confirmation that the customer is utilizing the final blended fuel.

The Company has developed the CityHome™ program to serve as an important element of its sales/marketing and product demonstration strategy. This program involves the sale of our additive, the receipt of sponsorship fees and the potential sale of advertising space. As with other customers, revenue from the sales of product is recognized and recorded upon the passage of title of the product to the customer and following confirmation that the customer is utilizing the final blended fuel. Sponsorship fees will become additional revenue for us and will be recognized as such over the period of the contract when a sponsorship agreement is signed and the fees have been invoiced. Costs that are intended to be supported by the sponsorship fees are recorded separately in the related expense line in our statement of operations. With regard to the advertising space, since the CityHome™ program is still in its beginning phase and since we have been unable to assess the fair market value of the advertising space received, we assign no value to the space at the time of receipt. We are recognizing the value associated with the advertising space when we enter into a contract arrangement with a third party. The Company will consider assigning a fair value to the advertising space received at the time of the initial sale when such fair value is more readily determinable, based upon a history of cash transactions.

The Company has supported certain fleet equipment conversion costs in these CityHome™ initiatives and has also been required to bear the incremental costs of the blended fuel, where it is experienced. Whenever the expected costs of the program are determined to be in excess of the contracted sponsorship fees and related fuel additive revenue, the Company records the loss for the contract as an expense and a deferred liability to be amortized over the life of the contract. As of September 30, 2008 and December 31, 2007, costs remaining to be amortized for CityHome™ programs were recorded on the balance sheet as Deferred marketing program in the amount of $0 and $86,333, respectively. Within Selling and marketing expense, the Company recorded $7,677 and ($55,908) in net expenses (income) for the CityHome™ initiatives, in excess of sponsorship fees, during the three and nine months ended September 30, 2008 and ($22,947), $63,896 and $1,166,095 for the three and nine months ended September 30, 2007 period October 14, 2000 (inception) through September 30, 2008, respectively.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

2. Summary of Significant Accounting Policies (continued)

Shipping and Handling Costs

The Company classifies costs associated with shipping and handling activities within cost of goods sold in the consolidated statements of operations.

Advertising Expenses

Advertising costs are expensed as incurred. There were no advertising expenses for the three and nine months ended September 30, 2008 and 2007 and $450,000 for the period October 14, 2000 (inception) to September 30, 2008.

Research and Development Costs

Research and development costs are expensed as incurred.

Product Test and Demonstration Appropriations

The Company receives appropriations from governmental agencies to fund certain of its research and development efforts. The Company evaluates the conditions of each appropriation and either increases revenue, decreases expenses or reduces the cost of fixed assets depending upon the attributes of the underlying grant. Appropriations activities are not recognized until there is reasonable assurance that the Company will comply with the conditions of the grant and that the grant will be received.

Net Loss Per Common Share (Basic and Diluted)

Basic net loss per common share is computed by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share gives effect to all dilutive potential common shares outstanding during the period using the if-converted method. The weighted average number of shares used to compute basic and diluted loss per share is the same since the effect of the dilutive securities is anti-dilutive.

Accounting for Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004),“Share-Based Payment” (“SFAS 123(R)”), which replaces FASB Statement No. 123,“Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25 (“APB 25”). Prior to January 1, 2006, the Company’s share-based employee compensation plan was accounted for under the recognition and measurement provisions of APB 25 and related Interpretations, as permitted by SFAS 123. The Company did not recognize stock-based compensation cost in its statement of operations for periods prior to December 31, 2005 as all options granted had an exercise price equal to or higher than the market value of the underlying common stock on the date of grant. However, compensation expense was recognized under APB 25 for certain options granted to non-employees of the Company based upon the intrinsic value. SFAS 123(R) requires all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after December 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective transition method. As a result, the Company’s net loss before taxes was $2,112,040 higher for the period October 14, 2000 (inception) through September 30, 2008, than if it had continued to account for share-based compensation under APB 25.

Stock options generally vest over three years and expire ten years from the effective date. However, the Company has the latitude under the Incentive Plan to issue options at various stages of vesting. Once these options are granted by the Board of Directors under the provisions of the plan, the Company will record a compensation charge for the difference between the fair value of the common stock and the exercise price of the options on the date of issuance if the fair value of the common stock exceeds the exercise price of the option on that date.  During the three and nine months ended September 30, 2008, no additional options were granted and 1,350,000 and 1,550,000 options expired unexercised, respectively. During the three and nine months ended September 30, 2007, no additional options were granted and 1,475,000 options expired unexercised.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

2. Summary of Significant Accounting Policies (continued)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used with this model were as follows:

	2007	2006	2005
Expected life	3 years	3 years	3 years
Dividend yield	0%	0%	0%
Volatility range*	73%	72–209%	59– 120%
Risk-free interest rate*	4.16%	4.64– 5.09%	3.39– 3.96%

* Depending on the date of grant.

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS 109, deferred tax assets or liabilities are computed based upon the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expense or benefits are based on the changes in the asset or liability from period to period. If available evidence suggests that it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance would be included in the provision for deferred income taxes in the period of change.

In June, 2006, the FASB issued Interpretation No. 48,“Accounting for Uncertainty in Income Taxes” (FIN 48) which was effective for fiscal years beginning after December 15, 2006. This interpretation clarified the accounting for uncertainty in income taxes recognized in accordance with SFAS 109. Specifically, FIN 48 clarifies the application of SFAS 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods of income taxes, as well as the required disclosure and transition. This interpretation was effective for fiscal years beginning after December 15, 2006. Effective January 1, 2007, the Company adopted FIN 48 and has determined that such adoption has not had a significant effect on the Company’s consolidated financial position and results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign Subsidiaries

The Company has foreign subsidiaries whose local currency has been determined to be the functional currency. For these foreign subsidiaries, the assets and liabilities have been translated using the period-end exchange rates, and the income and expenses have been translated using the weighted average of historical exchange rates during the reporting period. The adjustments resulting from translation have been recorded separately in stockholders’ equity (deficit) as “accumulated other comprehensive income” and are not included in determining the consolidated net loss. As of September 30, 2008 and December 31, 2007, accumulated other comprehensive income included $41,054 and $12,088, respectively, of cumulative income from foreign currency translation.

The Company began operations in Brazil in March of 2004 by establishing a 75%-owned subsidiary. The Brazilian subsidiary recognized $8,157, $8,157, $0 and $0 of revenue for the three and nine months ended September 30, 2008 and 2007 and $15,839 for the period October 14, 2000 (inception) through September 30, 2008. Brazil also had total assets less current liabilities (exclusive of intercompany amounts eliminated in consolidation) of $69,525 and $95,201 at September 30, 2008 and December 31, 2007, respectively. Transactions in Brazil are denominated in, and the functional currency is, the Brazilian Real. Accordingly, no Brazilian operations currency exchange rate gains or losses are recorded in the accompanying consolidated statement of operations.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

2. Summary of Significant Accounting Policies (Continued)

At September 30, 2008 and December 31, 2007, the Brazilian operation had aggregate losses of $2,348,462 and $2,038,986, respectively. The minority stockholder’s portion of aggregate losses is not recorded in the consolidated balance sheet since reimbursement of this amount from the minority stockholders is not assured. During the third quarter of 2008, the Company reached an agreement with its 25% minority shareholder and two former employee shareholders (less than 1%) of our Brazilian subsidiary, in which these shareholders agreed to relinquish their shares to the Company in return for a general release of obligations to the subsidiary. The transaction was finalized in an agreement dated September 17, 2008. The change in shareholders had no impact on our financial statement presentation.

On December 31, 2004, the Company ceased operations at two of its wholly-owned subsidiaries in the United Kingdom. In connection with the cessation, the Company recorded an exchange gain in the 2004 consolidated statement of operations of $94,396 to recognize cumulative translation gains previously recorded in other comprehensive income (loss). The subsidiaries were primarily holding companies and had no assets or liabilities as of December 31, 2004. Since that date, these subsidiaries incurred no activity and therefore had no profit or loss.

The company began operations in Spain in April of 2006 by establishing a 100% subsidiary. The Spanish subsidiary recognized $6,799 of revenue for the three and nine months ended September 30, 2007 and $470, $4,897, and $17,073 of revenue for the three and nine months ended September 30, 2008 and for the period of April 2006 through September 30, 2008, respectively. At September 30, 2008 and December 31, 2007, the Spanish subsidiary had total assets less current liabilities (exclusive of intercompany amounts eliminated in consolidation) of $104,656 and $275,678, respectively. Transactions in Spain are denominated in, and the functional currency is, the Euro. At September 30, 2008 and December 31, 2007, the Spanish operation had aggregate losses of $3,024,133 and $1,933,878, respectively.

The Company expanded its operations in Ireland in August 2007 by establishing a 100% owned subsidiary. At September 30, 2008, this subsidiary did not have active operations.

Segment Reporting

The Company is a development stage company and has not made sales of its products in commercial volumes. Management believes that the Company currently operates and manages the business as one business segment.

Impairment of Intellectual Property Rights

Prior to the fourth quarter of 2002, the Company was pursuing the marketability of a technology it had acquired for $424,659. In December, 2002, the Company determined that the related product was no longer commercially viable and would no longer be pursued. As a result of this decision, it was determined that the asset would not be recoverable as there was no alternative market for the technology. Accordingly, the net book value of $345,115 was charged to general and administrative expenses during 2002.

Interim Financial Statements

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary to present fairly the financial position of the Company as of September 30, 2008 and December 31, 2007 and the results of operations and cash flows presented herein for the three and nine month periods ended September 30, 2008 and 2007 and from inception (October 14, 2000) through September 30, 2008 have been included in the financial statements. Interim results are not necessarily indicative of results of operations that may be expected for the year ending December 31, 2008. It is recommended that this financial information be read with the complete financial statements included in the Company’s Form 10-KSB dated December 31, 2007 previously filed with the Securities and Exchange Commission (the "SEC") on March 31, 2008 and the Form 10-KSB/A Amendment No. 2 previously filed with the SEC on September 24, 2008.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

3. ProEco Transaction

On January 12, 2007, the Company entered into a Share Exchange Agreement (the “Agreement”) with ProEco and its shareholders (“ProEco Shareholders”) to acquire shares equal to 80% of the outstanding capital stock of ProEco in exchange for approximately 9.2 million shares of the Company’s common stock (the “Transaction Shares”) valued at $0.872 per share for a total purchase price of $8.0 million.

ProEco, which has had limited operations to date, had been in the process of developing a new fuel-grade Ethanol Plant with planned capacity of at least 100 million gallons per year to be built in two 50 million gallon stages (each a “Train”). Pursuant to the terms of the Agreement, ProEco Shareholders would receive 60% of the Transaction Shares at the time of the closing and would receive the remaining 40% of the Transaction Shares in two equal installments upon the completion of construction of the first Train (20%) and the commencement of construction of the final Train (20%). The remaining 40% of the Transaction Shares would be held in escrow until the conditions for their release had been met. The parties intended the transaction to qualify as a tax-free reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The Agreement required ProEco to complete a number of steps toward completion of the Ethanol Plant project in order for the closing of the share exchange to occur. At the time of the closing, ProEco was required to have entered into a definitive engineering, procurement and construction (“EPC”) contract, with a reputable firm with extensive experience in implementing and completing projects similar to the Ethanol Plant project, and executed marketing agreements for corn feedstock as well as the sale of the production of the Ethanol Plant. Pursuant to the terms of the Agreement, ProEco was responsible for having the Ethanol Plant designated as a facility nameplated, or certified, as producing ethanol at a level of at least 100 million gallons of production a year.

As a condition to the closing of the ProEco share exchange, the Company was obligated to secure the financing necessary to complete the construction costs to build the Ethanol Plant. Accordingly, the Company was required to raise $60 to $70 million in debt and between $30 and $40 million in equity in the first quarter of 2008 for each train.

Prior to closing, the Company and the ProEco Shareholders were to enter into a stockholder agreement that would, among other things, impose restrictions on the transfer of the Transaction Shares.

The Common Stock was to be issued to the ProEco Shareholders in a transaction that would be exempt from the registration requirement pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and under Regulation D promulgated under the Securities Act.

Pursuant to the terms of the letter of intent for the Agreement, the Company agreed to enter into a secured loan agreement with ProEco for the purposes of financing the purchase options for the land to be used for the Ethanol Plant and certain engineering and permitting work required for the closing of the ProEco share exchange. The annual interest rate on the loan is 7% and the maturity date of the loan was December 15, 2007.

Current trends in the ethanol industry have seen increases in the price of corn and other feedstocks as well as a decline in the average selling price of ethanol. For a number of new plant construction projects, the lack of EPC contractor availability has resulted in increased costs and delays in completion dates. On January 8, 2008, the Company announced that due to the unfavorable market conditions for raising capital for ethanol plants, the Company and ProEco had entered into an agreement to extend the Share Exchange Agreement and the maturity date of the loan from the Company to ProEco until January 31, 2008. These agreements were subsequently extended again until February 29, 2008. On March 19, 2008, the Company and ProEco entered into a letter agreement terminating the Share Exchange Agreement and extending the maturity date of the loan from February 29, 2008 until November 30, 2008. The Company and ProEco agreed to continue to develop the Ethanol Plant when conditions in the capital markets improve.

At December 31, 2007, management had evaluated this project based on its assessment of the challenges to financing projects of this nature, posed by the existing debt and equity markets, as well as the limited likelihood that a buyer would be identified for this project in the near future. Accordingly, the Company believed that it was prudent not to assign a value to this asset. As such, an impairment charge of $1,288,614 was warranted and this adjustment was recorded in December 2007.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

3. ProEco Transaction (continued)

Based on FIN 46R, the Company was the holder of the majority of the risks and rewards relating to ProEco as of the period ended June 30, 2008. As such, the Company was considered to be the “primary beneficiary” of ProEco which was deemed to be a VIE. (In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that are unable to make significant decisions about its activities; or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.) Based on these guidelines, the Company determined that ProEco was a VIE beginning with the third quarter of 2007 and has included ProEco’s assets, liabilities and operating results in its consolidated financial statements for all subsequent periods through June 30, 2008. Prior to the third quarter of 2007, activity with ProEco was not material.

During the period ended June 30, 2008, the Company devoted no significant activity to the ProEco transaction. ProEco retained the documentation developed to implement the proposed project and had secured its option rights to the land at the site until October 15, 2008 through an agreement with the Belle Fourche Development Corporation in South Dakota. Both the Company and ProEco continued to monitor market conditions for the development and financing of ethanol plants during 2008. However, no opportunities for such a project have been pursued. The Company agreed with ProEco to release the land option in the event an alternative project for the property were to become available. It is the Company’s understanding that the land option expired unexecuted. The Company is no longer working with ProEco on this or any other project, which effectively terminates the VIE relationship. Accordingly, ProEco’s assets, liabilities and operating results after June 30, 2008 were treated as a discontinued operation and no longer included in the Company’s consolidated financial statements. A summary of the results of this discontinued operation is as follows:

					October 14, 2000
					(inception)
	Three Months		Nine Months		through
	9/30/2008	9/30/2007	9/30/2008	9/30/2007	September 30, 2008

Loss from ProEco operations	$-	$(327,216)	$(17,258)	$(327,216)	$(417,931)
Loss on impairment of construction in progress	-	-	-	-	(1,288,614)
Gain on disposal of ProEco operations	89,287	-	89,287	-	89,287

Loss from Discontinued Operations	$89,287	$(327,216)	$72,029	$(327,216)	$(1,617,258)

The significant assets and liabilities of ProEco as of December 31, 2007 were cash ($8,310), accounts payable ($351,005) and accrued expenses ($31,304).

4. Common Stock and Warrant Activity During 2008

Energenics Transactions

On October 17, 2007, the Company announced that it had entered into a private financing agreement and a joint venture transaction with Energenics Holdings Pte Ltd (“Energenics”) to provide funding and commercial support for the development of the Asian market. At that time, the parties entered into a Common Stock and Warrant Purchase Agreement (the “ Agreement”) pursuant to which Energenics agreed to purchase 2,551,020 shares of the Company’s common stock in a private placement, for total proceeds of approximately $1.25 million. As part of the transaction, the Company agreed to issue a warrant to purchase 1,275,510 shares of common stock at an exercise price of $0.50 per share, which warrant would be issued upon the closing of the transactions contemplated by the Agreement and would become exercisable from the date that is six months following the date of issuance until October 17, 2012 (“ Investment Warrant”).

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

4. Common Stock and Warrant Activity During 2008 (Continued)

The parties also entered into a Shareholders Agreement, in which Energenics and the Company would jointly develop the market for O2Diesel™ in Asia through O2Diesel Asia Limited (“O2Diesel Asia”). Energenics agreed to pay the Company $750,000 for a fifty percent (50%) equity interest in O2Diesel Asia. The balance of the interest in O2Diesel Asia was to be held by O2Diesel Europe Limited, a wholly-owned subsidiary of the Company. Pursuant to the Supply and Distribution Agreement, dated September 15, 2006 (“ Supply Agreement” ), O2Diesel has supplied its additive to Energenics for the manufacture and distribution of O2Diesel™ in the Asian Pacific and South Asia.

The parties also were to enter into a License agreement(“O2Diesel Asia License Agreement”), whereby O2Diesel Europe Limited (formerly AAE Technologies International Plc) would license to O2Diesel Asia certain patents and know-how that are required to make and sell O2Diesel™ in the Territory in exchange for certain payments pursuant to the Shareholders Agreement. In addition, the Company was to enter into a similar License agreement (the “ License Agreement” and together with the O2Diesel Asia License Agreement, the “ Licenses”), with O2Diesel Asia, pursuant to which the Company would pay to O2Diesel Asia a royalty based on sales of the Company’s product in the Territory.

As part of the transaction, upon the purchase of a certain quantity of O2D05 or the equivalent, the Company would also issue a warrant to purchase 1,500,000 shares of common stock at an exercise price of $0.50 per share, which warrant would be exercisable during the period from the date of issuance until October 17, 2012 (“ JV Warrant”) .

Also, as part of the transaction, upon the achievement by Energenics of certain levels of additional purchases of O2D05 or the equivalent, the Company was to issue additional warrants to purchase up to an aggregate of 6,500,000 shares of common stock at a price per share equal to the lesser of $0.50 or 106% of the closing price per share (rounded to the nearest cent) of the Company’s common stock on the American Stock Exchange on the date such warrants are earned (“ Market Development Warrants ,” and, collectively with the Investment Warrant and the JV Warrant, the “ Warrants”). The Market Development Warrants were to be exercisable from the date of issuance to October 17, 2012.

On December 10, 2007, the Company and Energenics entered into an amendment (the “Amendment”) to the Common Stock and Warrant Purchase Agreement, dated October 17, 2007. Pursuant to the Amendment, the Company agreed to increase the number of shares of common stock by 782,313 shares to 3,333,333 shares, which reduced the per share price from $0.49 to $0.375. The per share price of $0.375 represented 121% of the current market price on the American Stock Exchange the day prior to the signing of the Amendment. In addition, the Company agreed to issue an additional 391,157 shares exercisable pursuant to the warrant associated with the Investment Warrant. In addition, the Company was to issue additional warrants (the “Additional Warrants,” and collectively, with the Investment Warrant, the Market Development Warrants and the JV Warrant, (the “Warrants”) to purchase shares of common stock, upon the purchase of certain quantities of O2D05 or the equivalent. Pursuant to the Amendment, the exercise price per share for the shares associated with these Additional Warrants was also reduced to $0.375.

All other terms and conditions of the transaction remain as provided in the Agreement.

The common stock and the Warrants were to be issued to the accredited investor in a transaction that would be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated under the Securities Act. On June 17, 2008, the Company entered into an Amending and Restating Agreement with Energenics to reflect the renegotiated terms of previously announced agreements to provide $2,000,000 of funding and commercial support to develop the Asian market for O2Diesel™, the Company’s ethanol diesel fuel blend.

According to the terms of the Amending and Restating Agreement, the original Common Stock and Warrant Purchase Agreement dated October 17, 2007, and the subsequent Amendment are to be terminated and the 3,333,333 previously issued shares of O2Diesel Corporation common stock are to be returned to the Company and retired by the Company. In exchange for these shares Energenics acquired an eighty percent (80%) equity interest in O2Diesel Asia. This transaction was accounted for based on the fair value of the Company’s stock received as of the date of the amended agreements, June 17, 2008. These shares were then retired. The balance of the interest in O2Diesel Asia is to be held by O2Diesel Europe Limited, a wholly-owned subsidiary of the Company. The existing Warrants (as amended), Licenses and Supply Agreement will remain unchanged. At September 30, 2008, this subsidiary did not have active operations.

On June 17, 2008, and as part of the amended agreements, the Company issued to Energenics an unsecured, Convertible Promissory Note for the principal sum of $750,000. The term of the note is for thirty-six months from the date the Note was issued and accrues interest at the rate of 5% per year. Energenics may, at its option, convert all or part of the principal and interest outstanding on this note at a conversion price of $0.145 per share.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

4. Common Stock and Warrant Activity During 2008 (continued)

The Company received $1,250,000 in two deposits on November 14, 2007 and December 21, 2007 to be applied toward the equity portion of the transaction and $750,000 in three deposits on July 10, 2008, August 11, 2008 and September 5, 2008 to be applied toward the Promissory Note. Upon payment of the required Irish stamp tax associated with the transfer of the O2Diesel Asia shares, the transaction will close. The Company anticipates this closing to take place during the fourth quarter of 2008.

KL Process Transaction

On March 11, 2008, the Company’s wholly-owned subsidiary O2Diesel Europe, Plc (“O2Diesel Europe”) entered into an exclusive Technology License and Services Agreement (the “KL Agreement”) with KL Process Design Group, LLC (“KL”) whereby O2Diesel Europe obtained an exclusive license to use, exploit and sublicense certain KL intellectual property, know-how and processes for the production and sale of ethanol from feedstocks other than simple sugars and starches (the “Product”).  KL granted this license to O2Diesel Europe on an exclusive basis in Europe, India, Russia and other rapidly developing global markets.  Pursuant to the Agreement, KL also agreed to provide certain services related to the design and construction of production plants necessary to produce the Product.

As part of the KL Agreement, the Company agreed to issue 1,000,000 shares of the Company’s common stock to KL as consideration for the license as well as certain royalty and design services fees.  The stock is to be issued upon commencement of the first project under the KL Agreement or 18 months after the effective date of the KL Agreement, whichever is earlier. The common stock will be issued to the accredited investor in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

On September 30, 2008, KL Energy Corporation (“KLE”, formerly known as Revive-It Corp.) entered into an Agreement and Plan of Merger with KL which provides for the merger of KL with and into KLE, and accordingly, KLE and KL filed the Articles of Merger with the State of Nevada effecting the merger. All of the outstanding membership interests of KL were converted into newly issued shares of common stock of KLE, which were issued to the former members of KL. As a result of the merger, KL merged with and into KLE, with KLE as the surviving corporation. As a result of the merger, KLE succeeded to, and acquired all of, the assets and liabilities of KL, including all of the contractual rights and interests of KL. For accounting purposes, the merger was treated as a reverse acquisition with KL as the acquirer and KLE as the acquired party. On September 8, 2008 KLE began trading on the Pink Sheet Electronic Quotation Service under the trading symbol KLEG.OB.

5. Government Appropriations

Appropriation from the U.S. Department of Energy (1)

In 2002, the Company received an appropriation of $1,107,734 from the U.S. Department of Energy (“DOE”) to test the Company's fuel additive as well as its blended fuel, O2Diesel™. The appropriation was increased to $2,039,651 as of September 15, 2004. This appropriation is managed for the DOE by the National Renewable Energy Laboratory (“NREL”) under a contract which, as amended, continued until June 30, 2007. As of September 30, 2008, NREL had not yet closed this contract. Under the terms of the contract, the Company is reimbursed by NREL for 80% of the costs incurred to complete the Statement of Work as set forth in the contract. The Company charges all expenses as incurred to operations and accrues all amounts receivable under the contract as a reduction to contract expenses when the Company is reasonably certain all conditions of the reimbursement are satisfied. As of September 30, 2008 and December 31, 2007, the Company had incurred the full cumulative costs of $2,039,651 towards completion of the contract resulting in no balance of costs left to spend in order to complete the contract. From the inception of the contract in December 2002 through September 30, 2008 and December 31, 2007, the Company billed NREL $1,631,720 of which $16,317 is included in other receivables as of September 30, 2008 and December 31, 2007.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

5. Government Appropriations (continued)

Appropriation from the U.S. Department of Energy (2)

In 2003, the Company received an appropriation of $1,123,834 to test the Company's fuel additive under the California Air Resources Board (CARB) Diesel Emissions Control Strategy (DECS) verification rules. The Company is eligible to receive reimbursements of 80% of costs incurred under a contract up to the appropriation amount. This appropriation is managed for the DOE by NREL, the National Renewable Energy Laboratory. During the third quarter of 2008, funds generated by the appropriations described in Department of Energy (3) were amended into this contract for a total contract amount of $2,098,834. Additional testing tasks were added to the statement of work as well as a demonstration of savings in maintenance costs. The contract period has been extended through 2009. As of September 30, 2008 and December 31, 2007, the Company had incurred cumulative costs of $1,084,241 and $986,222, respectively, towards completion of the contract, leaving a balance of $1,021,647 and $137,612, respectively, in costs to complete the contract. From the inception of the contract through September 30, 2008 and December 31, 2007, the Company billed NREL $861,749 and $786,847, respectively, of which $10,861 and $57,690 is included in other receivables as of September 30, 2008 and December 31, 2007, respectively.

Appropriation from the U.S. Department of Energy (3)

During 2004 and 2005, the Company received $1,000,000 in available appropriations for the purpose of continued testing and verification of our fuel additive. The Company amended the contract described in Department of Energy (2) to include funds for the test projects contained in a proposal previously submitted for Department of Energy (3).

Appropriation from the U.S. Department of Defense (1)

In 2003, the Company received an appropriation of $1,000,000 from the U.S. Department of Defense (“DoD”) to test O2Diesel™ fuel in non-strategic military vehicles operated by the U.S. Air Force at Nellis Air Force Base in Las Vegas, Nevada. Under the terms of this Appropriation, a third party is to be paid $200,000 to administer this program on behalf of the Department of Defense. The remaining $800,000 is to be used to fund purchases of O2Diesel™ fuel, certain capital equipment and to reimburse the Company for its labor, overhead and out-of-pocket costs required to complete this project. Under this program, the Company is required to meet certain milestones as a condition to receiving reimbursements for its costs. Thus, upon achieving a milestone, the Company accrues the amount due and submits an invoice for reimbursement. All amounts are expensed as incurred, and all amounts receivable for work completed are treated as a reduction to expense over the period earned. The period of performance for this program ran from October 7, 2003 to December 31, 2004. Through December 31, 2004, the Company had achieved five milestones and, since inception, has billed $360,000 related to this appropriation, of which $160,000 was billed in January, 2005. By its terms, this contract expired on December 31, 2004 and was not extended. No activity under this appropriation has taken place subsequent to March 31, 2005. The work required to achieve the milestones not completed as of December 31, 2004, has been included as part of the Statement of Work for Appropriation (2) from the DoD as is permitted under that contract. However, the funds from Appropriation (1) cannot be applied to Appropriation (2). Through December 31, 2005, the Company had received cash in excess of costs incurred of $296,097 and had recorded Deferred Grants at December 31, 2005 in the Consolidated Balance Sheet. All amounts billed had been received as of December 31, 2005. No additional reimbursements are expected from this appropriation. During the fourth quarter of 2006 the Company was notified from the subcontractor that the contract was officially closed and O2Diesel has no further requirements. Based on this information, the Company applied the previously recorded liability of $296,097 for this contract as an offset to 2006 grant expenses for the year ended December 31, 2006.

Appropriation from the U.S. Department of Defense (2)

On January 11, 2005, the Company entered into a contract with a value of $1,085,000 with the DoD. Under this contract, the Company's O2Diesel TM fuel is to be tested in a maximum of forty (40) non-tactical vehicles at US Air Force bases in Nevada for an 18 month period. Furthermore, the Company is to complete certain engine testing and other work required for the acceptance of O2Diesel TM as a viable alternative fuel for use by the Air Force. Work on this contract commenced on November 1, 2004 and continued through November 30, 2006. Notwithstanding that the agreement for this contract was signed in January 2005, the Company was asked to begin work in 2004 and, by a letter from Innovative Technologies Corporation (ITC), was authorized to incur costs in an amount not to exceed $75,000. This is a time and materials contract that is administered for the DoD by a third party contractor. The Company charges all costs as incurred to expense and accrues all amounts receivable under the contract as a reduction to contract expenses. The contract amount was amended in May 2006 to $1,012,564. As of December 31, 2006, costs totaling $1,011,215 had been incurred and billed, leaving a remaining contract balance of $1,349. As of December 31, 2007, this contract was formally closed.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

5. Government Appropriations (continued)

Appropriation from the U.S. Department of Defense (3)

The Company received an appropriation during 2005 of approximately $910,000 from the DoD. Concurrent Technologies Corporation (CTC) manages this appropriation on behalf of the DoD. This contract contains a payment schedule based on meeting performance milestones. Four milestones were achieved during 2006 which resulted in issuing $530,000 of invoices during 2006. The primary objective of this contract is to create potential fuels using the Company additive that contains no more than 80% petroleum. If this project is successful, an application will be made to DOE for "alternative fuel" status, creating an incentive for federal customers to use the fuel. Part of this research entails conducting demonstrations in various climates at three Air Force bases, including Nellis Air Force Base (expanded fleet) in Nevada and Minot Air Force Base in North Dakota. As of September 30, 2008 and December 31, 2007, $910,000 and $860,576 in expenses had been incurred, leaving an available contract balance of $0 and $49,424, respectively. In addition to the $910,000 and $715,000 in expenses that had been invoiced as of September 30, 2008 and December 31, 2007, based on achieving all the contract milestones through those dates, the Company has recorded Unbilled Appropriations of $0 and $145,576 at September 30, 2008 and December 31, 2007, respectively, in the consolidated balance sheets. The Company will begin closing out this contract.

Appropriation from the U.S. Department of Defense (4)

In 2005, the Company received an appropriation of approximately $1,100,000 for continued testing and verification of O2Diesel TM . The Company entered into a contract for $575,000 in 2007. As of September 30, 2008, lab testing of a new fuel combining O2Diesel TM , biodiesel, and diesel had been conducted and field-testing was completed at Nellis Air Force Base in Las Vegas, Nevada and at Barksdale Air Force Base in Shreveport, Louisiana.

Appropriation from the U.S. Department of Defense (5)

In 2006, the Company received an appropriation of approximately $1,000,000 for continued testing and verification of O2Diesel. Of this amount, $688,710 was added during the third quarter of 2007 to the contract described in DoD (4), for a total contract amount of $1,263,710 at December 31, 2007. This contract was further amended during the second quarter of 2008 to delete several tasks and replace them which caused a net reduction of $67,224 from the total amount, resulting in a revised total contract amount of $1,196,486 at September 30, 2008. These funds will be used by CTC to conduct lab testing on behalf of this project. The contract with CTC contains a payment schedule based on meeting performance milestones. Twelve and six milestones were achieved which resulted in the issuance of invoices totaling $924,700 and $620,536 as of September 30, 2008 and December 31, 2007, respectively. Aggregate costs of $397,389 and $144,556 were incurred under this contract resulting in the balance of $527,311 and $475,980 being recorded in deferred grants in the consolidated balance sheets at September 30, 2008 and December 31, 2007, respectively.

Appropriation from the U.S. Department of Defense (6)

In 2007, the Company received an appropriation of approximately $1,600,000 for continued testing and verification of O2Diesel TM . The Company has submitted its proposal for several possible test projects and is working with the Air Force to put this under a contract for approximately $1,188,000 in the fourth quarter of 2008.

6. Other Receivables

Significant components of the Company’s Other Receivables at September 30, 2008 and December 31, 2007 are as follows:

	September 30,	December 31,
	2008	2007
NREL contract (DOE)	$27,178	$74,007
CTC contract (DoD)	35,613	-
Receivables related to product demonstrations (Spain)	35,899	45,407
VAT receivables (Spain)	57,946	57,594
Other	79,608	15,611
	$236,244	$192,619

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

7. Accrued Expenses

Significant components of the Company’s Accrued Expenses at September 30, 2008 and December 31, 2007 are as follows:

	September 30,	December 31,
	2008	2007
Legal and professional fees	$42,853	$234,721
Payroll-related liabilities	80,333	30,304
Severance payments	52,083	190,508
Other	68,346	112,909
	$243,615	$568,442

8. Income Taxes
Federal and state income taxes have generally not been recorded during the periods presented due to the Company’s significant operating losses. The income tax expense provision, for the three and nine months ended September 30, 2008, and the income tax benefit, for the period of October 14, 2000 (inception) to September 30, 2008, reflected in the accompanying consolidated statements of operations relate to taxable transactions in Ireland.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. Significant components of the Company’s deferred tax asset as of September 30, 2008 and December 31, 2007 are as follows:

	September 30, 2008	December 31, 2007
Net operating loss carryforwards	$13,400,127	$11,831,969
Deferred revenue	(42,197)	453,020
Accrued expenses	208,830	255,818
Total deferred tax assets	13,566,760	12,540,807
Valuation allowance	(13,566,760)	(12,540,807)
Net deferred tax assets	$-	$-

Management has determined that a valuation allowance equal to 100% of the existing deferred tax asset is appropriate given the uncertainty regarding the ultimate realization of these assets. At September 30, 2008, the Company had Federal and state net operating loss carryforwards of approximately $30.8 million for income tax purposes. If not used, these carryforwards begin to expire in 2021. Federal tax rules impose limitations on the use of net operating losses following certain changes in ownership. If such a change occurs, the limitation would reduce the amount of the benefits that would be available to offset future taxable income each year, starting with the year of ownership change. As a result, certain amounts of the net operating loss carryforwards may expire without being utilized. As of September 30, 2008, the Company had a cumulative Spanish loss of approximately $2.7 million and a Brazilian net operating loss of approximately $2.0 million that may be carried forward indefinitely, but which is subject to annual usage limitations.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and disclosure for uncertainty in tax positions, as defined and prescribes the measurement process and a minimum recognition threshold, for a tax position taken or expected to be taken in a tax return, that is required to be met before being recognized in the financial statements. Under FIN 48, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

8. Income Taxes (continued)

The Company is subject to the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the U.S. federal and state jurisdictions where it is required to file income tax returns, its federal and state tax returns in Ireland, Spain and Brazil and all open tax years in these jurisdictions. The Company has identified its U.S. federal tax return and its state tax returns in Delaware and California as “major” tax jurisdictions as defined. Based on the Company’s evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years which remain subject to examination by the major U.S. tax jurisdictions (tax years ended December 31, 2004 to December 31, 2007) and for the tax years which remain open for examination in Ireland (December 31, 2007), Spain (December 31, 2007) and Brazil (December 31, 2007). Based on this evaluation, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48 during the period ended September 30, 2008 and the Company does not anticipate that it is reasonably possible that any material increase or decrease in its unrecognized tax benefits will occur within twelve months. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

Upon adoption on January 1, 2007 and as of September 30, 2008, the Company had no unrecognized tax benefits or accruals for the potential payment of interest and penalties. The Company’s policy for recording interest and penalties associated with tax audits is to record such items as a component of income or loss before provision (benefit) for income taxes. Penalties are recorded in other expenses, and interest paid or received is recorded in interest expense or interest income, related to the settlement of tax audits for certain prior periods. Since the adoption of FIN 48, no interest or penalties have been recorded relating to the settlement of tax audits.

Federal tax rules under Section 382 of the Code impose limitations on the use of net operating losses (“NOL”) following certain changes in ownership. If such a change occurs, the limitation would reduce the amount of the benefits that would be available to offset future taxable income each year, starting with the year of ownership change. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing shareholders’ subsequent disposition of those shares, may have resulted in a change of control, as defined by Section 382, or could result in a change of control in the future upon subsequent disposition. The Company has not currently completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. If we have experienced a change of control at any time since the Company’s formation, utilization of our NOL carryforwards would be subject to an annual limitation under Section 382. Any limitation may result in the expiration of a portion of the NOL carryforwards before utilization. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position under FIN 48.

9. Stockholders’ Equity

Recapitalization

On July 15, 2003, O2Diesel Corporation and AAE Technologies International Plc (“AAE”) entered into a merger transaction whereby O2Diesel acquired all of the issued and outstanding share capital of AAE in exchange for the issuance of 17,847,039 shares of common stock of O2Diesel. Although O2Diesel was the legal acquirer, AAE was deemed to be the accounting acquirer. The transaction was accounted for as an AAE capital transaction, accompanied by a recapitalization.

As a result of the transaction, the historical financial statements of AAE are deemed to be those of the Company for financial reporting purposes. The equity accounts of AAE have been adjusted for the recapitalization to reflect the equity structure of O2Diesel, the legal acquirer. Specifically, the historical stockholders’ equity of AAE prior to the transaction has been affected for the equivalent number of shares of O2Diesel common stock received in the transaction, with an offset to paid-in capital; the accumulated deficit of AAE was carried forward after the transaction; and the loss per share for all periods prior to the transaction was restated to reflect the number of equivalent common shares received by AAE in the transaction.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

9. Stockholders’ Equity (continued)

Common Stock and Warrant Activity

In connection with the merger between O2Diesel and AAE in July 2003, the Company completed a private placement of 3,333,333 shares of common stock at $1.50 per share. The private placement was partially effectuated through the issuance of a $4 million convertible note that was convertible into the Company’s common stock at $1.50 per share. In October 2003, the Company repaid $1,677,500 of the note and the $2,322,500 balance was converted into 1,548,333 shares of common stock. The remaining 1,785,000 shares of common stock issuable under the private placement were issued to other parties in exchange for cash proceeds of $2,677,500. The expenses associated with the merger and subsequent issuances of shares were $795,650 and have been reflected as a reduction of additional paid-in capital.

Subsequent to its first private placement in 2003, the Company undertook to raise an additional $3.5 million through a follow-on private placement of our common stock (the “Follow-On Private Placement”). In the Follow-On Private Placement, we raised $1,535,570, before expenses, and issued 1,025,784 shares of our common stock at a price of $1.50 per share. The Follow-On Private Placement was closed on March 31, 2004. There was no underwriter involved in the Follow-On Private Placement. Sales of common stock under the Follow-On Private Placement that were completed in non-U.S. transactions were exempt from registration pursuant to Regulation S promulgated under the Securities Act. The sales of common stock under the Follow-On Private Placement to accredited U.S. investors were exempt pursuant to Regulation D promulgated under the Securities Act.

On July 17, 2007, the Company repurchased 100,000 shares of its common stock for treasury for an aggregate purchase price of $40,100. The purchase price was $0.401 per share, which was the daily volume weighted average for the five trading days prior to the day the Company’s board of directors approved the repurchase.  In December 2007, management decided to retire these shares.

 $10.0 Million Private Placement

On February 16, 2007, the Company entered into a common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC, an Illinois limited liability company (“Fusion Capital”). Pursuant to the Purchase Agreement, at the Company’s discretion, the Company may sell up to $10.0 million of the Company’s common stock to Fusion Capital from time to time over a twenty-five month period. The Company has reserved for issuance up to 12,000,000 shares of the Company’s common stock for sale to Fusion Capital under this agreement. The Company has issued to Fusion Capital 805,987 shares of the Company’s common stock as a commitment fee for entering into the Purchase Agreement.

Concurrent with entering into the Purchase Agreement, the Company entered into a registration rights agreement with Fusion Capital (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company filed a registration statement with the SEC covering the shares that have been issued or may be issued to Fusion Capital under the Purchase Agreement. Subject to earlier termination at the Company’s discretion, Fusion Capital’s purchases commenced after June 8, 2007 when the SEC declared effective the registration statement related to the transaction. Generally, the Company has the right but not the obligation from time to time to sell an aggregate of up to 12 million shares of the Company’s common stock to Fusion Capital in amounts between $100,000 and $1 million depending on certain conditions. The Company has the right to control the timing and amount of any sales of the Company’s shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of the shares of common stock without any fixed discount. Fusion Capital shall not have the right or the obligation to purchase any shares of the Company’s common stock on any business day that the price of the Company’s common stock is below either $0.50 or $0.60, depending on the transaction size of the purchase. The agreement may be terminated by the Company at any time at its discretion without any cost to the Company.

During the three and nine months ended September 30, 2008, the Company did not execute any transactions under this agreement.  During the three months ended June 30, 2007, the only period during which transactions have occurred since the effective date of this agreement, the Company executed five separate transactions, selling a total of 970,994 shares of common stock at an average price of $0.515 per share for total proceeds of $500,000.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

9. Stockholders’ Equity (continued)

$2.52 Million Private Placement

Between June 26, 2007 and July 16, 2007, the Company entered into Agreements with five European institutional and private investors for the sale of 6,123,346 shares of the Company’s common stock at a purchase price of approximately $0.41 per share in a private placement, for total proceeds of $2,517,710 before commissions. As a condition to the enforceability of these agreements against the Company, the investors were required to fund the purchase price in an escrow account, which funds were received between June 19, 2007 and July 31, 2007. As part of the sale, the Company issued warrants to purchase 1,530,827 shares of common stock at an exercise price of $0.62 per share during the period of six months to sixty-six months subsequent to issuance. The warrants expire sixty-six months after the date of issuance.

The Company was obligated to file a registration statement with the SEC including the common stock and the shares issuable upon exercise of the warrants within 90 days of the closing date. A Form S-3 registration statement, including these shares and shares issuable upon exercise of the warrants, was filed by the Company on October 18, 2007 and declared effective by the SEC on October 31, 2007. All the costs and expenses incurred in connection with the registration of the common stock and warrants are paid by the Company. The Company closed this transaction on July 20, 2007 and August 20, 2007.

Issuances of Preferred Stock

In March 2004, the Company approved the designation of two new series of preferred shares. The new preferred shares, which consist of one million five hundred and fifty thousand (1,550,000) shares of Preferred Stock, are Series A and B 0% Convertible Preferred Stock, par value $.0001 (the “Series A Preferred Stock” and “Series B Preferred Stock”). Subsequent to approving the new Series A and Series B Preferred Stock, the Company immediately completed a transaction with a publicly traded investment trust on the London Stock Exchange in which it received approximately $2.8 million, net of all expenses, in exchange for all of the 800,000 shares of its Series A Preferred Stock. Effective March 29, 2004, the Company completed a second transaction with another publicly traded investment trust on the London Stock Exchange in which it received approximately $2.1 million in May 2004, net of all expenses, in exchange for 600,000 shares of its Series B Preferred Stock. As part of the Series B transaction, the remaining 150,000 shares of Series B Preferred Stock were released from escrow to the same publicly traded investment trust, for which the Company received approximately $536,000, net of all expenses.

The Series A and B Preferred Stock do not pay dividends and shall have no voting power, except as may be provided by state law. The stated value of both the Series A and B Preferred Stock is $10.00 per share (“Stated Value”), and the liquidation preference with respect to a share of the Series A and B Preferred Stock shall be its Stated Value. The Series A and B Preferred Stock shall, as to redemptions and distribution of assets, dissolution, or winding up of the Company, rank (i) prior to any class of the Company’s common stock, (ii) prior to any class or series of capital stock hereafter created that, by its terms, ranks junior to the Series A and B preferred Stock, (iii) junior to any class or series of capital stock of the Company hereafter created which by its terms ranks senior to the Series A and B preferred stock. The Series A and B Preferred Stock shall rank pari passu as to one another.

The Series A and B Preferred Stock may be converted at the option of the holder at any time following two years from the Closing dates for the purchases of the preferred shares, which were March 3, 2004 and March 29, 2004, respectively. Except as specified in the Certificates of Designation, neither the holders of the Series A and Series B Preferred Stock nor the Company may demand that the preferred shares be redeemed. In the event that the Company engages in a transaction or a series of transactions that cause it to consolidate or merge with or into another entity, or permit any other entity to consolidate or merge with or into it, or undergo a change in control, the Company may demand that the holders convert all shares of the Series A and B Preferred Stock into shares of the Company’s common stock. If the holders do not comply with such demand, the Company may redeem all shares of the Series A and B Preferred Stock at the Stated Value of each.

Each share of Series A Preferred Stock is convertible into shares of the Company’s common stock, at a variable conversion ratio which is the lesser of (a) $4.00 as adjusted (the “Series A Fixed Conversion Price”) or (b) eighty percent (80%) of the lowest closing bid price for the common stock in the ten business days preceding the date of conversion, but, in no case, less than twenty-five percent (25.0%) of the Series A Fixed Conversion Price, as adjusted, or $1.00 per share. Based on the conversion ratio the holder of Series A Preferred Stock will never receive more than 8,000,000 or less than 2,000,000 shares of the Company’s common stock upon conversion of the Series A Preferred Stock.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

9. Stockholders’ Equity (continued)

Each share of Series B Preferred Stock is convertible into shares of the Company’s common stock, at a variable conversion ratio which is the lesser of (a) $3.65 as adjusted (the “Series B Fixed Conversion Price”) or (b) eighty percent (80%) of the lowest closing bid price for the common stock in the ten business days preceding the date of conversion, but, in no case, less than twenty-seven and four tenths percent (27.4%) of the Series B Fixed Conversion Price, as adjusted, or $1.00 per share. Based on the conversion ratio the holder of Series B Preferred Stock will never receive more than 7,500,000 or less than 2,054,795 shares of the Company’s common stock upon conversion of the Series B Preferred Stock.

The purchaser of the Series A Preferred Stock was granted an option to purchase additional shares of the Company’s common stock equal to the difference between the number of shares of common stock actually received upon conversion and the number of shares that would have been received at a conversion price of $1.82. The exercise price shall be the Series A Fixed Conversion Price.
The purchaser of the Series B Preferred Stock was granted an option to purchase additional shares of the Company’s common stock equal to the difference between the number of shares of common stock actually received upon conversion and the number of shares that would have been received at a conversion price of $1.82. The exercise price shall be the Series B Fixed Conversion Price.

The Company determined that the intrinsic value of the beneficial conversion features embedded in the Series A and Series B Preferred Stock exceeded the proceeds from these Preferred Stock issuances. The Company accreted the value of the beneficial conversion feature through equity and recorded a deemed dividend to preferred stockholders. These dividends amounted to $0 for the three and six months ended September 30, 2008 and 2007 and $6,200,005 for the period from October 14, 2000 (inception) through September 30, 2008, respectively, and are included in the consolidated statements of operations. In April 2006, the holders of both the Series A and Series B Convertible Preferred Stock exercised all of their conversion rights and converted 1,550,000 shares of Convertible Preferred Stock into 15,500,000 shares of common stock.

Warrants

A wholly-owned subsidiary of the Company entered into a supply and distribution agreement (the “Distribution Agreement”) with a distributor dated July 10, 2001 that granted the distributor the right to purchase up to 10% of the outstanding common stock of the Company for $1.00 per share should certain sales targets be achieved. The warrant was to expire on July 10, 2006. None of the sales targets have been achieved under the Distribution Agreement and as of December 10, 2004 this Distribution Agreement was terminated and replaced by a new supply and distribution agreement (the “New Agreement”). Under this New Agreement, the distributor received a warrant to purchase 600,000 shares of O2Diesel’s common stock at a price of $2.00 per share, which expired on May 5, 2007.

On February 3, 2006, the Company offered existing warrant holders from the $2.0 million and $3.0 million Private Placements and the $2.3 million Private Placement an opportunity to exercise their warrants at the reduced price of $0.35 per share. On February 27, 2006, the Warrant Offering expired and the Company received proceeds of $592,692 (after expenses) for the exercise of warrants to purchase 1,864,035 shares of common stock. Between May 31 and June 12, 2006, several other existing warrant holders elected to exercise their warrants at the contract price identified in their warrant documentation. Proceeds for these exercises were $865,452 (after expenses) for the purchase of 1,287,857 shares of common stock.

On April 27, 2007, the Company offered existing warrant holders an opportunity to exercise their warrants at the reduced price of $0.50 per share. If all eligible warrant holders were to exercise their warrants at the reduced price, the Company would receive proceeds of approximately $4.3 million. The warrant offer was originally set to expire on May 25, 2007, however on May 9, 2007, the Company extended this reduced price offer until June 8, 2007. As of May 15, 2007, the Company amended the offer to grant the warrant holders, who tender their warrants, additional shares of Common Stock if the Company enters into any agreement for the sale of shares of Common Stock at less than $0.50 per share prior to June 8, 2008. The offer expired on June 8, 2007, without any of the warrant holders exercising at the reduced price.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

9. Stockholders’ Equity (continued)

Options

The Company implemented a Stock Incentive Plan (the “Incentive Plan”) in 2004 for which the Board of Directors has authorized 9,750,000 shares of common stock to be reserved for future issuance under the Incentive Plan.

The following table shows the outstanding options granted under the Incentive Plan.

			Weighted Ave
		Weighted Ave	Remaining
	Shares	Exercise Price	Contractual Term
Outstanding at January 1, 2004	500,000	$1.50	-
Granted in 2005	5,450,000	$1.50	7.1
Exercised in 2005	-
Forfeited or Expired	-
Outstanding at December 31, 2005	5,950,000	$1.50	7.1

Granted During the Year Ended December 31, 2006	1,350,000	$1.28	7.8
	200,000	$1.50	7.8
	100,000	$0.71	8.2
Exercised During the Year Ended December 31, 2006	-
Forfeited or Expired	(100,000)	$1.28
Outstanding at December 31, 2006	7,500,000	$1.43	7.1

Granted During the Year Ended December 31, 2007	250,000	$1.50	9.3
Exercised During the Year Ended December 31, 2007	-
Forfeited or Expired	(1,575,000)	$1.48
Outstanding at December 31, 2007	6,175,000	$1.45	7.3

Granted During the Nine Months Ended September 30, 2008	-
Exercised During the Nine Months Ended September 30, 2008	-
Forfeited or Expired	(1,550,000)	$1.47
Outstanding at September 30, 2008	4,625,000	$1.44	7.3

Exercisable at September 30, 2008	4,542,500	$1.45	7.2

Restricted Stock Awards

On November 4, 2004, the Company entered into an investor relations consulting agreement for a term of four years. In exchange for services, the Company awarded the consultant 50,000 shares of restricted stock as settlement of this agreement, effective November 9, 2007 and recognized $23,500 of consulting expense in the third quarter of 2007.

On September 20, 2005, the Company entered into an investor relations consulting agreement for a term of one year which the parties subsequently agreed to renew on an annual basis. In exchange for services, the Company paid the consultant $7,250 per month. In addition, the Company awarded the consultant 100,000 shares of restricted stock. As of September 30, 2008, the restrictions on all 100,000 shares issued under this contract had lapsed and such shares were earned and able to be sold.  On March 31, 2008, the Company awarded 120,000 shares of restricted stock as final payment for services rendered and terminated this agreement. The $36,238 of expense related to this award was offset entirely by the settlement of amounts previously accrued for such services.  For the three and nine months ended September 30, 2008 and 2007 and for the period October 14, 2000 (inception) through September 30, 2008, the Company recognized $0, $0, $0, $0 and $81,500, respectively, of net expense in connection with these stock awards.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

9. Stockholders’ Equity (continued)

On November 16, 2006, the Board of Directors approved the grant of 500,000 shares of restricted stock to a former officer, Mr. Roger, pursuant to the terms of the Company’s 2004 Stock Incentive Plan and Mr. Roger’s employment agreement. The terms of the award were that the shares were to be issued on January 1, 2007 with 166,667 shares to vest on January 1, 2007, 166,667 shares to vest on January 1, 2008 and 166,666 shares to vest on January 1, 2009. Under the terms of the agreement, the receipt of shares was contingent on Mr. Roger remaining employed by the Company on the vesting date. In 2006, there was no FAS 123(R) expense for the grant of restricted stock.

On May 14, 2007, the Company entered into an investor relations consulting agreement for a term of two months. In exchange for services, the Company paid the consultant a fee of $10,000. In addition, the Company awarded the consultant 50,000 shares of restricted stock. In connection with the stock award, the Company recognized $0, $0, $0, $27,000 and $27,000 of consulting expense for the three and nine months ended September 30, 2008 and 2007 and for the period October 14, 2000, (inception) through September 30, 2008, respectively.

On May 16, 2007, the Company entered into a second investor relations consulting agreement for a term of six months. In exchange for services, the Company awarded the consultant 440,000 shares of restricted stock. In connection with the stock award, the Company recognized $0, $0, $0, $213,000 and $213,000 of consulting expense for the three and nine months ended September 30, 2008 and 2007 and for the period October 14, 2000, (inception) through September 30, 2008, respectively. Pursuant to the terms of the consulting agreement, 220,000 shares, 120,000 shares and 100,000 shares of the restricted stock were earned by the consultant on May 16, 2007, July 16, 2007 and September 17, 2007, respectively. As of September 30, 2008, the restrictions on the 440,000 shares issued under this contract have lapsed and such shares were earned.

On August 1, 2007, the Company entered into a Separation Agreement with Mr. Roger. Pursuant to the Separation Agreement, all of Mr. Roger’s options vested as of the date of the Separation Agreement and in accordance with the Incentive Plan, Mr. Roger had thirty days to exercise these options, which expired unexercised. Finally, 166,667 of the remaining shares of Mr. Roger’s restricted stock vested on the date of the Separation Agreement and 166,666 of the remaining shares vested on July 31, 2008. Mr. Roger agreed not to sell or transfer these shares until after that date.

In the three months ended June 30, 2008, the Company issued 1,071,500 shares of restricted stock to two vendors in lieu of cash payments for investor relations services. The result of these settlements was to reduce accounts payable by $90,000 and to increase professional fees by $130,000. There were no similar arrangements in the first or third quarters of 2008.

The following schedule presents shares of common stock issued and outstanding and reserved for future issuance as of September 30, 2008:

Common Shares Outstanding		84,981,812

Reserved For Future Issuance
Options granted to officers, directors, employees and consultants	4,625,000
Unearned common stock issued for commitment shares	175,029
Warrants	12,683,997	17,484,026

Total shares issued and outstanding and reserved for future issuance at September 30, 2008.		102,465,838

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

10. Related Party Transactions

A company controlled by a former Chairman of the Board provided office space, accounting and other services to the Company at a cost of approximately $2,500 per month, through June 2007, to the Company’s Irish subsidiary. For the three and nine months ended September 30, 2008 and 2007 and for the period October 14, 2000, (inception) through September 30, 2008, the Company paid $0, $0, $2,873, $27,744 (of which approximately $16,700 related to the first nine months of 2007), and $207,595, respectively, to the company controlled by the former Chairman. At September 30, 2008, there was no amount accrued as a payable to this related party.

Included in Other receivables at September 30, 2008 and December 31, 2007 is $24,729 and $15,611, respectively, which primarily represents travel advances made to employees. Included in Accounts payable at September 30, 2008 and December 31, 2007 is $279,601 and $150,486, respectively, which primarily represents directors’ fees and travel expenses reimbursable to employees.

The Company has entered into two separate consulting contracts with a former shareholder and a current shareholder of its Brazilian subsidiary for the purpose of providing office rent and administrative services and in lieu of employment contracts with these two individuals. These two contracts provide support significant to the operation of the Brazilian subsidiary. The company incurred expenses of $32,540, $116,185, $37,059, $107,735 and $737,137 for the three and nine months ended September 30, 2008 and 2007 and for the period October 14, 2000 (inception) through September 30, 2008, respectively.

11. Commitments

Operating leases

The Company leases office space and certain office equipment under agreements that are accounted for as operating leases. As of September 30, 2008, future minimum lease payments under non-cancelable operating leases were as follows:

Operating Leases

2008	$22,169
2009	15,400
Total	$37,569

Rent expense under the leases with unrelated parties was $54,291 and $140,361 the three and nine months ended September 30, 2007 and $45,262, $138,602, and $652,734 for the three and nine months ended September 30, 2008 and for the period October 14, 2000 (inception) through September 30, 2008, respectively.

12. Subsequent Events

KL Transaction

On October 9, 2008, the Company entered into a term loan agreement (the “Agreement”) with KL Energy Corporation (“KLE”), to provide up to $1.0 million in funding for working capital. In addition, the Company signed a Supply and Distribution Agreement (the “Supply Agreement”) with KLE to develop the commercial market in the United States and Canada for O2Diesel™.

The Agreement provides an initial loan of $250,000 in the form of a secured promissory note (the “Note”) at an annual interest rate of 10%, with the interest rate increasing to 12% in any period in which there is a default. Pursuant to the terms of the Agreement, the Company may make additional draws upon the delivery of written requests to KLE specifying the amount and use of the funds. The Agreement matures on March 31, 2009 (“Maturity Date”). Interest accruing on the loan will be paid on the Maturity Date. On the Maturity Date, KLE has the option of converting the outstanding loan obligation into shares of common stock of the Company, at a conversion rate equal to the price of the Company’s stock on the Maturity Date. If the Company fails to pay the loan on the Maturity Date, the Company will pay KLE an indemnification fee equal to 20% of the maximum principal amount outstanding during the term of the Agreement. As security for the loan, the Company has provided a senior security interest to the Company’s intellectual property. The Agreement and Note contain certain events of default. There are no financial covenants related to this loan.

O2Diesel Corporation
(A Development Stage Company)
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

12. Subsequent Events (continued)

The parties also entered into a Supply Agreement on October 9, 2008, in which KLE and the Company will jointly develop the market for O2Diesel™in the United States and Canada during a three year period. As part of the Supply Agreement, KLE will be the exclusive distributor of O2Diesel™ within the territory. Subsequent to signing this agreement, the Company and KLE agreed to transfer several of the Company’s employees to KLE, effective November 1, 2008 in order to introduce KLE to the North American marketplace in a fashion that was both expeditious and uninterrupted for O2Diesel customers.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR RESULTS OF OPERATION

OVERVIEW

Business Plan

The Company is classified as a development stage company as shown on its unaudited consolidated financial statements for the period from inception (October 14, 2000) through September 30, 2008.

O2Diesel’s predecessor, Dynamic Ventures, Inc., was incorporated in the State of Washington on April 24, 2000. Dynamic Ventures, Inc. changed its name to O2Diesel Corporation effective June 10, 2003, in contemplation of the reverse acquisition of AAE Technologies International Plc (“AAE”). On July 15, 2003, O2Diesel acquired all of the issued and outstanding share capital of AAE in exchange for 17,847,039 shares of its common stock (the “Offer”). As a result of this transaction, the former shareholders of AAE acquired control of the combined companies. The acquisition of AAE has been accounted for as a capital transaction followed by a recapitalization as AAE was considered to be the accounting acquirer. Accordingly, the historical consolidated financial statements of AAE are considered to be those of O2Diesel for all periods presented.

In conjunction with the reverse acquisition, the Company completed a private placement of its common stock whereby it issued 3,333,333 shares of common stock at $1.50 per share. Of the $5.0 million raised, approximately $800,000 was used to pay the costs of the reverse acquisition and private placement, $1.0 million was used to repay a bridge loan that was made in contemplation of the transaction, and the balance of $3.2 million was used to fund the ongoing developmental activities of the Company.

Subsequent to the Offer and during 2003, the Company undertook an effort to raise an additional $3.5 million through a follow-on private placement. Pursuant to the follow-on financing, the Company issued 1,025,784 shares of its common stock at $1.50 per share for total proceeds of $1,535,877. The follow-on placement was closed as of March 31, 2004.

On December 29, 2004, the Company consummated a merger (the “Reincorporation Merger”) with and into its wholly owned subsidiary, O2Diesel Delaware Corporation, a Delaware corporation (“O2Diesel Delaware”), in order to reincorporate in the State of Delaware (the “Reincorporation”). The Reincorporation Merger was affected pursuant to an Agreement and Plan of Merger entered into between the Company and O2Diesel Delaware on December 29, 2004. The Reincorporation was submitted to a vote of, and approved by, the Company’s shareholders at its annual meeting held on August 16, 2004. As a result of the Reincorporation, the legal domicile of the Company is now Delaware. The merger became effective on December 31, 2004.

From July 2003 through October 2008, the Company has raised approximately $37 million for its operations. During the fourth quarter of 2008, the Company will need to raise additional working capital. If the Company is unable to timely secure additional funding, we may need to restructure or significantly curtail our operations, divest all or a portion of the business, file for bankruptcy or cease operations.

On April 28, 2008, the Company announced that it began trading on the Pink Sheet Electronic Quotation Service under the trading symbol OTOD.PK. The Company’s shares then began to trade under the symbol OTOD.OB on or about May 26, 2008.

Transactions During the Third Quarter of 2008

ProEco Transaction

On January 12, 2007, the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with ProEco Energy Company, Inc. (“ProEco”) and its shareholders (“ProEco Shareholders”) to acquire shares equal to 80% of the outstanding capital stock of ProEco in exchange for approximately 9.2 million shares of the Company’s common stock (the “Transaction Shares”) valued at $0.872 per share for a total purchase price of $8.0 million.

ProEco, which has had limited operations to date, had been in the process of developing a new fuel-grade ethanol plant with planned capacity of 100 million gallons per year to be built in two 50 million gallon trains (each a “Train “).

The Agreement required ProEco to complete a number of steps toward completion of the Ethanol Plant project in order for the closing of the share exchange to occur. At the time of the closing, ProEco was required to have entered into a definitive engineering, procurement and construction (“EPC”) contract with a reputable firm with extensive experience in implementing and completing projects similar to the Ethanol Plant project and executed marketing agreements for the sale of the production of the Ethanol Plant as well as corn feedstock. Under the terms of the share exchange agreement, ProEco was responsible for having the Ethanol Plant designated as a facility nameplated, or certified, as producing ethanol at a level of at least 100 million gallons of production a year.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

As a condition to the closing of the ProEco share exchange, the Company was obligated to secure the financing necessary to complete the construction costs to build the Ethanol Plant. Accordingly, the Company was required to raise $60 to $70 million in debt and between $30 and $40 million in equity in the first quarter of 2008 for each train.

Under the terms of the letter of intent for the share exchange agreement, the Company agreed to enter into a secured loan agreement with ProEco for the purposes of financing the purchase options for the land to be used for the ethanol plant and certain engineering and permitting work required for the closing of the ProEco share exchange.  The annual interest rate on the loan is 7% and the maturity date of the loan was December 15, 2007.

Current trends in the ethanol industry have seen increases in the price of corn and other feedstocks as well as a decline in the average selling price of ethanol.  For a number of new plant construction projects, the lack of EPC contractor availability has resulted in increased costs and delays in completion dates.  On January 8, 2008, the Company announced that due to unfavorable market conditions for raising capital for ethanol plants, the Company and ProEco had entered into an agreement to extend the Share Exchange Agreement and the maturity date of the loan from the Company to ProEco until January 31, 2008.  These agreements were subsequently extended again until February 29, 2008.  On March 19, 2008, the Company and ProEco entered into a letter agreement terminating the Share Exchange Agreement and extending the maturity date of the loan from February 29, 2008 until November 30, 2008.  The Company and ProEco agreed at that time to continue to develop the Ethanol Plant when conditions in the capital markets improve.

At December 31, 2007, management had evaluated this project based on its assessment of the challenges to financing projects of this nature posed by the present debt and equity markets, as well as the limited likelihood that a buyer would be identified for this project in the near future.  Accordingly the Company believes that it is prudent not to assign a value to this asset.  As such, an impairment charge of $1,288,614 was warranted and this adjustment was recorded in December 2007.

Based on FIN 46R, the Company was the holder of the majority of the risks and rewards relating to ProEco as of the period ended June 30, 2008. As such, the Company was considered to be the “primary beneficiary” of ProEco which is deemed to be a VIE. (In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that are unable to make significant decisions about its activities; or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.) Based on these guidelines, the Company determined that ProEco was a VIE beginning with the third quarter of 2007 and has included ProEco’s assets, liabilities and operating results in its consolidated financial statements for all subsequent periods through June 30, 2008. Prior to the third quarter of 2007, activity with ProEco was not material.

During the period ended June 30, 2008, the Company devoted no significant activity to the ProEco transaction. ProEco retained the documentation developed to implement the proposed project and had secured its option rights to the land at the site until October 15, 2008 through an agreement with the Belle Fourche Development Corporation in South Dakota. Both the Company and ProEco continued to monitor market conditions for the development and financing of ethanol plants during 2008. However, no opportunities for such a project have been pursued. The Company agreed with ProEco to release the land option in the event an alternative project for the property were to become available. It is the Company’s understanding that the land option expired unexecuted. The Company is no longer working with ProEco on this or any other project, which effectively terminates the VIE relationship. Accordingly, ProEco’s assets, liabilities and operating results after June 30, 2008 were treated as a discontinued operation and no longer included in the Company’s consolidated financial statements. A summary of the results of this discontinued operation is as follows:

					October 14, 2000
					(inception)
	Three Months		Nine Months		through
	9/30/2008	9/30/2007	9/30/2008	9/30/2007	September 30, 2008

Loss from ProEco operations	$-	$(327,216)	$(17,258)	$(327,216)	$ (417,931)
Loss on impairment of construction in progress	-	-	-	-	(1,288,614)
Gain on disposal of ProEco operations	89,287	-	89,287	-	89,287
Loss from Discontinued Operations	$89,287	$(327,216)	$72,029	$(327,216)	$ (1,617,258)

The significant assets and liabilities of ProEco as of December 31, 2007 were cash ($8,310), accounts payable ($351,005) and accrued expenses ($31,304).

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

Energenics Transactions

On October 17, 2007, the Company announced that it had entered into a private financing agreement and a joint venture transaction with Energenics Holdings Pte Ltd (“Energenics”) funding and commercial support for the development of the Asian market. At that time, the parties entered into a Common Stock and Warrant Purchase Agreement (the “ Purchase  Agreement”) pursuant to which Energenics agreed to purchase 2,551,020 shares of the Company’s common stock in a private placement, for total proceeds of approximately $1.25 million. As part of the transaction, the Company agreed to issue a warrant to purchase 1,275,510 shares of common stock at an exercise price of $0.50 per share, which warrant would be issued upon the closing of the transactions contemplated by the Purchase Agreement and would become exercisable from the date that is six months following the date of issuance until October 17, 2012 (“ Investment Warrant”).

The parties also entered into a Shareholders Agreement, in which Energenics and the Company would jointly develop the market for O2Diesel™ in Asia through O2Diesel Asia Limited (“O2Diesel Asia”). Energenics agreed to pay the Company $750,000 for a fifty percent (50%) equity interest in O2Diesel Asia. The balance of the interest in O2Diesel Asia was to be held by O2Diesel Europe Limited, a wholly-owned subsidiary of the Company. Pursuant to the Supply and Distribution Agreement, dated September 15, 2006 (“ Supply Agreement”), O2Diesel has supplied its additive to Energenics for the manufacture and distribution of O2Diesel™ in the Asian Pacific and South Asia.

The parties also entered into a License agreement(“O2Diesel Asia License Agreement”), whereby O2Diesel Europe Limited (formerly AAE Technologies International Plc) (“ O2Diesel Europe”) would license to O2Diesel Asia certain patents and know-how that are required to make and sell O2Diesel™ in the Territory in exchange for certain payments pursuant to the Shareholders Agreement. In addition, the Company was to enter into a similar License agreement (the “ License Agreement” and together with the O2Diesel Asia License Agreement, the “ Licenses”), with O2Diesel Asia, pursuant to which the Company would pay to O2Diesel Asia a royalty based on sales of the Company’s product in the Territory.

As part of the transaction, upon the purchase of a certain quantity of O2D05 or the equivalent, the Company would also issue a warrant to purchase 1,500,000 shares of common stock at an exercise price of $0.50 per share, which warrant would be exercisable during the period from the date of issuance until October 17, 2012 (“ JV Warrant” ).

Also, as part of the transaction, upon the achievement by Energenics of certain levels of additional purchases of O2D05 or the equivalent, the Company was to issue additional warrants to purchase up to an aggregate of 6,500,000 shares of common stock at a price per share equal to the lesser of $0.50 or 106% of the closing price per share (rounded to the nearest cent) of the Company’s common stock on the American Stock Exchange on the date such warrants are earned (“ Market Development Warrants ) ,” The Market Development Warrants were to be exercisable from the date of issuance to October 17, 2012.

On December 10, 2007, the Company and Energenics entered into an amendment (the “Amendment”) to the Common Stock and Warrant Purchase Agreement, dated October 17, 2007. Pursuant to the Amendment, the Company agreed to increase the number of shares of common stock by 782,313 shares to 3,333,333 shares, which reduced the per share price from $0.49 to $0.375. The per share price of $0.375 represented 121% of the current market price on the American Stock Exchange the day prior to the signing of the Amendment. In addition, the Company agreed to issue an additional 391,157 shares exercisable pursuant to the warrant associated with the Investment Warrant. In addition, the Company was to issue additional warrants (the “ Additional Warrants ,” and collectively, with the Investment Warrant, the Market Development Warrants and the JV Warrant, the “Warrants”) to purchase shares of common stock, upon the purchase of certain quantities of O2D05 or the equivalent. Pursuant to the Amendment, the exercise price per share for the shares associated with these Additional Warrants was also reduced to $0.375.

All other terms and conditions of the transaction remain as provided in the Purchase Agreement.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

The common stock and the Warrants were to be issued to the accredited investor in a transaction that would be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated under the Securities Act.

On June 17, 2008, the Company entered into an Amending and Restating Agreement with Energenics to reflect the renegotiated terms of previously announced agreements to provide $2,000,000 of funding and commercial support to develop the Asian market for O2Diesel™, the Company’s ethanol diesel fuel blend.

According to the terms of the Amending and Restating Agreement, the original Common Stock and Warrant Purchase Agreement dated October 17, 2007, and the subsequent Amendment are to be terminated and the 3,333,333 previously issued shares of O2Diesel Corporation common stock are to be returned to the Company and retired by the Company. In exchange for these shares Energenics acquired an eighty percent (80%) equity interest in O2Diesel Asia. This transaction was accounted for based on the fair value of the Company’s stock received as of the date of the amended agreements, June 17, 2008. These shares were then retired. The balance of the interest in O2Diesel Asia is to be held by O2Diesel Europe Limited, a wholly-owned subsidiary of the Company. The existing Warrants (as amended), Licenses and Supply Agreement will remain unchanged. At September 30, 2008, this subsidiary did not have active operations.

On June 17, 2008, and as part of the amended agreements, the Company issued to Energenics an unsecured, Convertible Promissory Note for the principal sum of $750,000. The term of the note is for thirty-six months from the date the Note was issued and accrues interest at the rate of 5% per year. Energenics may, at its option, convert all or part of the principal and interest outstanding on this note at a conversion price of $0.145 per share.

The Company received $1,250,000 in two deposits on November 14, 2007 and December 21, 2007 to be applied toward the equity portion of the transaction and $750,000 in three deposits on July 10, 2008, August 11, 2008 and September 5, 2008 to be applied toward the Promissory Note. Upon payment of the required Irish stamp tax associated with the transfer of the O2Diesel Asia shares, the transaction will close. The Company anticipates this closing to take place during the fourth quarter of 2008.

KL Process Transaction

On March 11, 2008, the Company’s wholly owned subsidiary, O2Diesel Europe, entered into an exclusive Technology License and Services Agreement (the “KL Agreement”) with KL Process Design Group, LLC (“KL”) whereby O2Diesel Europe obtained an exclusive license to use, exploit and sublicense certain KL intellectual property, know-how and processes for the production and sale of ethanol from feedstocks other than simple sugars and starches (the “Product”).  KL granted this license to O2Diesel Europe on an exclusive basis in Europe, India, Russia and other rapidly developing global markets.  Pursuant to the KL Agreement, KL also agreed to provide certain services related to the design and construction of production plants necessary to produce the Product.

As part of the KL Agreement, the Company agreed to issue 1,000,000 shares of the Company’s common stock to KL as consideration for the license as well as certain royalty and design services fees.  The stock is to be issued upon commencement of the first project under the Agreement or 18 months after the effective date of the Agreement, whichever is earlier. The common stock will be issued to the accredited investor in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

On September 30, 2008, KL Energy Corporation, formerly known as Revive-It Corp. (“KLE”) entered into an Agreement and Plan of Merger with KL which provides for the merger of KL with and into KLE, and accordingly, KLE and KL filed the Articles of Merger with the State of Nevada effecting the merger. All of the outstanding membership interests of KL were converted into newly issued shares of common stock of KLE, which were issued to the former members of KL. As a result of the merger, KL merged with and into KLE, with KLE as the surviving corporation. As a result of the merger, KLE succeeded to, acquired all of, the assets and liabilities of KL, including all of the contractual rights and interests of KL. For accounting purposes, the merger was treated as a reverse acquisition with KL as the acquirer and KLE as the acquired party. On September 8, 2008 KLE began trading on the Pink Sheet Electronic Quotation Service under the trading symbol KLEG.OB.

On October 9, 2008, the Company entered into a term loan agreement (the “Agreement”) with KLE to provide up to $1.0 million in funding for working capital.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

The Agreement provides an initial loan of $250,000 in the form of a secured promissory note (the “Note”) at an annual interest rate of 10%, with the interest rate increasing to 12% in any period in which there is a default. Pursuant to the terms of the Agreement, the Company may make additional draws upon the delivery of written requests to KLE specifying the amount and use of the funds. The Agreement matures on March 31, 2009 (“Maturity Date”). Interest accruing on the loan will be paid on the Maturity Date. On the Maturity Date, KLE has the option of converting the outstanding loan obligation into shares of common stock of the Company, at a conversion rate equal to the price of the Company’s stock on the Maturity Date. If the Company fails to pay the loan on the Maturity Date, the Company will pay KLE an indemnification fee equal to 20% of the maximum principal amount outstanding during the term of the Agreement. As security for the loan, the Company has provided a senior security interest to the Company’s intellectual property. The Agreement and Note contain certain events of default. There are no financial covenants related to this loan.

The parties also entered into a Supply and Distribution Agreement on October 9, 2008, in which KLE and the Company will jointly develop the commercial market for O2Diesel™in the United States and Canada during a three year period. As part of the Supply Agreement, KLE will be the exclusive distributor of O2Diesel™ within the territory. The Company and KLE agreed to transfer several of the Company’s employees to KLE, effective on November 1, 2008 in order to introduce KLE to the North American marketplace in an expeditious fashion and to provide uninterrupted service for O2Diesel customers.

YellTec Transaction

On April 6, 2008, the Company entered into a Letter of Intent (the “LOI”) to acquire all the outstanding shares of YellTec GmbH (“YellTec”), a German company which specializes in biofuels distribution. YellTec is focused on small to medium size truck fleets and operates an exclusively German based network of its own strategically located fueling points.

The parties have agreed to terminate the LOI and not to pursue the acquisition in light of changed conditions in the market for vegetable oil products. On July 24, 2008, the Company informed YellTec of its intention to terminate the LOI and any further efforts related to the transaction.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

 Operations

During the third quarter of 2008, we continued our efforts to generate sales to our targeted fleet customers in North America, South America and India, as well as our efforts to develop targeted demonstrations in Europe.

North America

Our focus for the U.S. has been to target key geographical areas and specific diesel markets based upon:

➢	Current and projected quantity of diesel fuel consumption;

➢	High population centers under strict air quality regulations;

➢	Municipal transit and school bus fleets with an emphasis on public policy and a positive environmental image;

➢	Large concentrations of urban-based, centrally fueled fleets of trucks and buses;

➢	Off-road construction equipment;

➢	Diesel equipment used by port facilities and large-scale mining operations; and

➢	Military installations in non-combat vehicles.

In the U.S., O2Diesel’s third quarter sales and marketing efforts for fleet sales remained focused in the state of California and in the Midwest.  The Company maintained its commercial activities at the Port of Long Beach and pursued additional opportunities in this market segment at the ports of Oakland and Los Angeles. The Company continued its test demonstration of its new fuel blend referred to as “O28”, which contains the Company’s proprietary additive, ethanol (8%), biodiesel (20%) and regular diesel fuel. At Nellis Air Force Base (Nevada) O28 has been proven to be successful under extreme heat conditions. During the second quarter of 2008, the Company successfully completed a second demonstration at Minot Air Force Base (North Dakota) in which the O28 fuel technology was proven to be successful under extreme cold weather conditions. During the third quarter of 2008, the Company also completed a third test demonstration for the Air Force at Barksdale Air Force Base (Louisiana) in which the O28 was tested under extreme humidity conditions.  Results from this demonstration were consistent with the success we have had at Nellis and Minot. It is expected that this third test will be the final field demonstration required by the Air Force in order to implement a formal purchasing specification. During the fourth quarter of 2008, the Company began discussions with key Air Staff members of the Department of the Air Force to identify the next steps required to be able to make O28 available to the Air Force on a widespread basis. As additional support for these efforts, we are focused on conducting storage stability tests for our fuel as well as reviewing the training and procedures that will be required for a larger scale implementation of O2Diesel™ and O28 on additional DoD installations.

We also maintained our CityHome™ demonstration program as a means of documenting operating performance data.  CityHome™ is a marketing and sales initiative directed at city transit agencies across the United States as an opportunity to improve air quality in urban locations. This program stresses the environmental benefits of our fuel and is designed to allow municipal transit authorities to convert their fleets to O2Diesel™ without having to pay the higher costs of our fuel.

Through an innovative cost sharing concept with companies that wish to be good corporate citizens (sponsors), we have designed a program which permits the municipalities to purchase our fuel at costs which are the same as what they pay for regular diesel fuel. Corporate sponsors, generally with a national or international presence, will pay sponsorship fees to O2Diesel to take part in a clean air program for one or more of the communities participating in a CityHome™ program. In return for sponsorship payments, each sponsor will be given access to currently unused advertising space on buses and other advertising assets owned by the municipality. Sponsorship fees will become additional revenue for us and will be recognized as such when the related advertising is displayed and all other criteria for revenue recognition have been met. Costs that are intended to be supported by the sponsorship fees are recorded separately in the related expense line in our consolidated statement of operations. With regard to the advertising space, since we have been unable to assess the fair market value of the advertising space received, we assign no value to the space at the time of the receipt. We are recognizing the value associated with the advertising space when we enter into a contractual arrangement with a third party. The Company will consider assigning a fair value to the advertising space received at the time of the initial sale when such fair value is more readily determinable, based upon a history of cash transactions.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

In the third quarter of 2008, we did not initiate any new CityHome™ programs, but we did continue with several small school bus fleets in Chicago and South Dakota.  To date, we have used this initiative as a component of our test/demonstration strategy and have been successful in attracting fuel distributors to work with us in getting this initiative started. However, while we have received sponsorship funding for several CityHome™ programs, the fleet demonstrations executed under this program have required significant financial support from the Company. As a result, we have limited new CityHome™ programs to instances where we are assured of a level of sponsorship funding needed to cover all expenses of the demonstration. The Company’s future involvement with the CityHome™ program has thus been reduced only to programs that can be considered cost neutral.

We continued our efforts to support and improve the logistics network required for the delivery of O2Diesel™ to fleet and CityHome™ customers during the third quarter. These efforts are focused on developing strategic relationships with ethanol producers and distributors in order to improve both quality consistency and price stability. During the third quarter, the Company continued to renegotiate its supply agreement with an ethanol industry group to supply limited amounts of ethanol at preferential pricing for our Midwestern customers.

During the latter half of 2007, the U.S. ethanol industry experienced several economic and logistical challenges to the general expansion of production capacity.  The prices of various ethanol feedstocks, most notably corn, have increased while, at the same time, ethanol prices saw a general decline as new production capacity comes on line.  In addition, the demands on experienced EPC contractors increased, particularly with the need for qualified skilled labor to build new plants.  As a consequence, many new projects experienced increased construction costs and project delays at a time when the profitability of the industry was tested.  At the end of the year, market conditions for raising capital for ethanol plants had become so unfavorable that the Company announced its decision to delay the project with ProEco to develop an ethanol plant until conditions in the capital markets improve. At the end of the third quarter, the Company decided to end its relationship with ProEco and terminate the project to build a new ethanol plant.

We are continuing a series of product tests and demonstrations that relate directly to obtaining regulatory approval for O2Diesel™ and which are designed to meet the needs of our targeted customers. During the quarter ended September 30, 2008, the Company continued its efforts to register O2Diesel™ fuel with the EPA and waited for a formal response from the agency to the significant test data and documentation submitted to support its position that O2Diesel™ is “substantially similar” to diesel fuel and should qualify for EPA registration. It is the Company’s view that this represents the major outstanding hurdle in registering O2Diesel™ fuel for commercial use. At the end of the third quarter, the EPA indicated that they were continuing to review our submission. The Company also continued its efforts to complete the protocols to allow O2Diesel™ to be classified as a California Diesel Emissions Control Strategy (DECS) by the California Air Resources Board.

A member of the Company chairs the task force that is developing an ethanol diesel specification for use as an American Society for Testing and Materials (ASTM) specification. The latest revision to the specification was based on the results of the initial voting on the original ballot submitted in December 2006 as well as subsequent ballots, the latest of which was submitted and voted on during the June 2008 meeting. While the ballot was not successful at this meeting, each ballot has shown a reduced variety of negative votes, which the task force has continued to address.  The major topics at issue with this ASTM ballot appear to be centered on safety and engine warranty issues. Both of these issues have been substantially addressed through extensive testing and demonstration data and real world field usage of the fuel. The task force will continue to address ASTM member concerns and anticipates making progress on these fronts.

Finally, during the third quarter we continued to develop contract proposals for submission to the Department of Energy and the Department of Defense to utilize the $2.6 million of available appropriations received in prior years. These appropriations were awarded for the purpose of continued testing and verification of O2Diesel™, including the requirements of both DECS and the U.S. military. The work undertaken for our regulatory approvals has taken more time than originally anticipated and, while we continue our efforts in these areas, it is not possible to predict when these final approvals will be obtained.

South America

In Brazil, the roll out of our product has been much slower than planned, despite the fact that we have succeeded in verifying our technology in several earlier demonstration fleets. The cost of ethanol in Brazil has shown seasonal market fluctuations, which has made it difficult to produce our blended fuel at a consistently cost competitive level. Also, obtaining government approvals and gaining market awareness has taken longer than we anticipated. In response to these issues, we have made a decision to follow a less aggressive marketing strategy for Brazil and taken steps to reduce our overhead. We are targeting customers in this market on a very focused basis, supporting them with a small consulting staff that performs our marketing and technical functions. Our marketing plans have been scaled back until we have a solid base of customers. In general, these will be miller fleets (sugar and ethanol producers), municipal bus and other fleets and, to a lesser extent, centrally fueled truck fleets.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

Brazil’s fuel distribution system is more concentrated than in the U.S. As a consequence, O2Diesel must join with one or more large fuel distributors that can blend and deliver O2Diesel™ to customers in Brazil. O2Diesel currently cooperates on a non-exclusive basis with Brazil’s largest fuel distributor, BR, the distribution arm of the state-owned mineral oil company Petrobrás. Failure to attract additional distribution partners to cover other parts of Brazil will likely set back our timetable for achieving market penetration in that country.

During the third quarter of 2008, we successfully completed our pilot project with a municipal bus fleet in Curitiba.  O2Diesel™ fuel was used for more than twelve months without any technical problems encountered. The Company also tested the use of its fuel blending equipment and the municipal authorities are discussing the possibility of small scale commercial use of O2Diesel™ starting in the first quarter of 2009.

The Company also supported a pilot demonstration in Paraguay involving four municipal transit vehicles. The test program is expected to be concluded in the fourth quarter of 2008, with a larger scale validation test program anticipated to be conducted in the first quarter of 2009.

We have seen a reduction in the market price of ethanol during this time period.  However, just as in the U.S., we have found that commercial success in Brazil will depend on reliable, cost competitive supplies of ethanol.  It is the Company’s intention to identify strategic partners in the ethanol industry in Brazil and throughout South America in order to negotiate such supply contracts.

In 2007, the Company announced the appointment of Fair Energy, S.A. as our distributor for several new markets in Central and South America.  The Company has targeted demonstration programs in Columbia, Paraguay and Bolivia for implementation over the next several quarters.  The first of these demonstrations was started in the fourth quarter of 2007 in Anunción, Paraguay’s capital and was successfully completed during the quarter ended March 31, 2008.  The Company is currently waiting to see if the government will require expanded use of the fuel in that country in the fourth quarter of 2008.

During the third quarter of 2008, the Company reached an agreement with its 25% minority shareholder and two former employee shareholders (less than 1%) of our Brazilian subsidiary, in which these shareholders agreed to relinquish their shares to the Company in return for a general release of obligations to the Brazilian subsidiary. The transaction was finalized in an agreement dated September 17, 2008.

While South America remains an important market, the timing of expanded commercial activity here continues to be slower than anticipated and the Company cannot predict when this will occur.

Europe

During the third quarter of 2008, the Company continued its efforts to define the EU regulatory requirements and to identify market opportunities for testing and potential commercialization.  Our efforts in this region remain focused on developing fuel blending capability, identifying flame arrestor and other hardware requirements for fleet fueling, working with local and EU regulators to clarify the application of existing regulations to ethanol-diesel as an alternative fuel, establishing procedures to be used to manage fleet conversions to our fuel and discussing test demonstration opportunities.  The Company continued its demonstration programs with municipal bus fleets in France (Veolia) and Spain (Tussam).  These demonstrations are funded by government grants and the Company.  Upon successful completion of these demonstrations, it is anticipated that the Company will have fulfilled the requirements to be able to market O2Diesel™ in these countries on a commercial basis.  We have identified several additional fleet demonstration opportunities in Spain, Italy, the Netherlands and Belgium.  We expect these or other potential customers to develop into new demonstration programs in 2009.

On March 11, 2008, the Company announced that its wholly-owned subsidiary, O2Diesel Europe, had signed the KL Agreement with KL to develop the next generation of ethanol production known as Cellulosed-Based Ethanol (CBE).  The agreement secures the Company’s rights to expand KL’s cellulosic to ethanol production technology in Europe, India, Russia and other rapidly developing global markets.  The Company views this agreement as a significant strategic opportunity to participate in the development of second generation renewable fuels in markets which are facing immediate regulatory requirements to replace traditional fossil fuels, such as the European Union.

On July 24, 2008, the Company notified YellTec of its intent to terminate the LOI to acquire this German biofuels distribution company. However, the Company continues to believe that these types of transactions represent the appropriate strategy to achieve expanded participation in the broader biofuels industry as well as vertically integrating and controlling the cost of the ethanol fuel component for O2Diesel™.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008
Asia

Our exclusive distributor in this region, Energenics, continued its efforts to expand its participation with its first large municipal bus fleet in Karnataka, India.  The pace of the conversion of the remainder of this fleet during the third quarter was slower than expected, which reduced orders for our product significantly. Energenics has indicated that they experienced delays in renewing their annual licenses for the sale of O2Diesel™, but that these regulatory issues will be overcome in time to place new orders during the fourth quarter of 2008. Energenics has continued to target additional large bus fleets in the state of Maharashtra, India.

Technical and Logistical Issues

Significant technical and logistical issues continued to challenge our ability to generate sales in the third quarter of 2008. While we have made substantial progress in addressing these challenges, they have impeded our efforts to commercialize O2Diesel™ fuel. In general, these challenges fall into the following categories: (1) negotiating reliable, price-competitive supplies of fuel grade ethanol, (2) logistics of delivering and dispensing O2Diesel™ fuel, (3) sourcing and installation of flame arrestors and other devices in vehicles and storage facilities, and (4) obtaining regulatory approval and an industry accepted specification for our “e-Diesel” (ethanol-diesel) fuel. O2Diesel has implemented several strategies to meet these challenges and has undertaken a variety of activities to overcome them and to position O2Diesel™ as a premium clean-burning fuel.

(1) Negotiating reliable, price-competitive supplies of fuel grade ethanol:    An important challenge to our commercialization strategy in 2008 has been the price and availability of ethanol. The Company has seen that even with a reliable supplier, the price of this commodity can be volatile as a result of a number of factors, such as the overall supply and demand, the level of government support and the availability and the price of competing products. For example, starting in the second quarter of 2006, many petroleum refiners began replacing methyl tertiary butyl ether (MTBE) in gasoline with ethanol. This replacement has caused the demand for ethanol to increase dramatically, with a corresponding increase in its price. Similarly, the demand for corn has increased significantly, since this commodity is the primary ingredient in the production of ethanol. In addition, since most ethanol is transported by rail, freight costs continue to play a larger role in its price, particularly when the end users are geographically distant from the production facilities. While production quantities of ethanol have continued to increase, the rise in its production and distribution costs have made the cost of O2DieselTM increase in relation to conventional diesel fuel throughout 2007, and, at times, in 2008. It is the Company’s strategy going forward to control the costs of ethanol by renegotiating our contract with an ethanol industry group to supply limited amounts of ethanol at preferential pricing for our Midwestern customers and continuing our efforts to acquire production capacity through our strategic relationship with KL.

We have confirmed that it is important to carefully select ethanol suppliers, because there is a wide range of fuel grade ethanol in the marketplace. It is critical that the ethanol component of O2Diesel TM be of a consistently high quality and that it meet certain other specifications. We continue to work closely with the industry to identify ethanol suppliers who meet our criteria. In addition, it remains the Company’s intention to obtain ownership interest in ethanol producing facilities so that we can assure competitively priced, high quality ethanol for use in our commercialization efforts.

In order to ensure fuel quality, we have developed a quality control function that constantly tests the ethanol, the diesel blended with our additive and the final blended fuel used by our customers. We have established our own laboratory facility to support and enhance our quality control standards, as well as to carry out the tests that are necessary to prepare a fleet for conversion to use O2DieselTM. Additionally, the Company has installed several testing devices in the field so that samples can be evaluated more efficiently than with a centralized laboratory alone.

(2) Logistics of delivery, storing and dispensing O2DieselTM fuel:    During the third quarter, we maintained distribution agreements with fifteen jobbers, who in turn have centrally fueled fleets as their customers. We sell additive directly to these jobbers and, when required, assist them in locating ethanol supplies in order to blend these components with diesel and then sell our fuel to their customers. Alternatively, our sales force plans to sell our additive directly to companies, governmental port facilities and others that operate large centrally fueled fleets. To date, such customers have included centrally fueled truck fleets and cargo handling facilities at a major port, however our sales force plans to market to bus fleets, construction fleets, municipalities, and agricultural users. In these transactions, the Company maintains a similar working relationship with the customer’s blending facilities as it does with third party jobbers. Whether we sell to the jobber or directly to the fleet customer, a key part of the relationship is to provide safety and technical training regarding the use of the fuel. In addition, our technical staff also works with customers to insure that its storage facilities are clean and are compatible for storing and dispensing O2DieselTM.

(3) Sourcing and installation of flame arrestors and other devices:    As part of the process by which O2DieselTM was approved for sale in California, the California Air Resources Board (“CARB”) established several conditions that we must adhere to on an ongoing basis. An important condition is that all storage tanks in which O2Diesel is stored and all vehicles that use the fuel must be fitted with devices know as flame arrestors. These are safety devices which are intended to prevent a fire in case a spark or other type of ignition might inadvertently enter the fill inlet of a fuel tank. In 2004 and 2005, this issue proved to be a serious obstacle and negatively impacted our ability to efficiently commercialize our technology in the U.S. Even though this technology had been used for many years, flame arrestors in the required sizes and designs were not yet available as an “off the shelf” item for use with our fuel at that time. In addition, the Company was required to conduct significant research and development efforts to identify (and in some cases design) flame arrestors, adaptors, primer pumps and other equipment for vehicles that use O2Diesel TM in different climates and driving conditions. Since that time, the flame arrestor challenge has largely been resolved for the vehicles within O2Diesel’s target markets. Our technical staff works closely with each customer with regard to purchasing and installing flame arrestors and other devices for customer vehicles and storage facilities. We will work with customers to source and install these devices either directly or in a supervisory role.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

(4) Obtaining regulatory approval and an industry accepted specification for our “e-diesel” (ethanol-diesel) fuel: As previously described in the Government Approvals section, the Company is continuing its efforts to certify its additives and O2Diesel TM blends under the requirements of the EPA, the CARB and the ASTM. Our progress with these certification requirements will support our efforts to develop an alternative fuel specification for the DoD. Obtaining each of these approvals is critical to successful commercialization of the Company’s products. The timeframe for obtaining these approvals has taken longer than anticipated, but the Company remains committed to finishing this process in the U.S. as well as its other global markets.

The Company has taken several steps since 2005 to overcome these problems and to support the introduction of O2DieselTM fuel to new customer opportunities. First, we have assembled documentation regarding the design requirements of flame arrestors and equipment used in our markets to serve as a basis for a catalogue of flame arrestors and parts that can be used for a wide variety of engine/vehicle types and customer applications. We have identified several equipment vendors who we now work with so that needed equipment can be delivered to customer locations quickly and at competitive prices. To support these efforts further, we have developed a modest parts inventory at our laboratory facility so that in the event of an emergency, required parts can be supplied to our customers. Second, we have developed a checklist of procedures to be used by our technicians (in conjunction with our customer) to prepare a comprehensive fleet profile of hardware requirements, tank cleaning procedures and the time required to perform the work necessary to bring a fleet on-line. In addition, we have developed a training program that will enable our technicians to teach our customers’ fleet maintenance staff about handling and storing O2DieselTM fuel, fleet modification and maintenance issues that can be expected. Third, to support our implementation efforts, we commissioned a third party engineering consulting firm to review our written safety training procedures as well as to conduct on-site reviews of four of our customer locations in order to evaluate the adequacy of the training and the quality of safety procedure implementation. The ensuing report from the consultant indicated that our safety program requirements were well conceived and were being followed quite closely at all locations. Additional safety procedures to enhance this program continue to be evaluated.

All of these issues have led to greater lead times than expected to convert fleets from using regular diesel to O2DieselTM. In fact, we have seen that the time it takes to do the conversion work can be the most important factor in bringing on more customers to use our fuel. Other factors, such as the availability of the customer’s vehicles for conversion, the degree of participation provided by the customer’s maintenance employees and the flexibility provided to O2Diesel employees in assisting the implementation process (due to union, insurance or safety reasons) can all add to the length of time to accomplish these conversion tasks. The Company anticipates that the work completed since 2005 will allow us to bring all of these factors into the implementation planning process so that we can avoid the costs and delays we experienced in the past.

These challenges have presented significant hurdles to commercializing our technology. In many cases, we have overcome these obstacles by the application of technical resources, payments to support our customers and a high level of customer service. All of this has been time-consuming and has slowed our ability to bring our product to market. But it has also created a base of knowledge which is helpful as we continue our efforts to commercialize our technology in the U.S., Europe, and other markets. We have been encouraged to see a port facility and a municipal bus fleet successfully utilize the fuel for time periods approximating three years. Even with this technical knowledge, we will need to continue to refine our efforts in this area as well as attain the appropriate regulatory certification in order to bring on greater numbers of customers and to better predict the cost and timing of work required to have fleets conform to the requirements of using our product.

Third Quarter Summary (three months ended September 30, 2008 compared to three months ended September 30, 2007)

Operating results from continuing operations for the three month period ended September 30, 2008 showed significant improvement compared to results during the three month period ended September 30, 2007. Although sales and gross margin were approximately $108,000 and $33,000 lower in the current quarter, respectively, expenses have been reduced dramatically from the prior year’s level. Selling and marketing expenses for the three months ended September 30, 2008 decreased $203,000 compared to the period ended September 30, 2007 largely due to travel and consultant cost reductions. Product testing and government grant expenses (net) in the three months ended September 30, 2008 were approximately $300,000 lower than in the comparable period ended September 30, 2007 due to higher government reimbursements and a decrease in research and development costs in the U.S. and Spain. General and administrative expenses for the three months ended September 30, 2008 were approximately $1.2 million lower than for the three months ended September 30, 2007 primarily due to personnel reductions of approximately $462,000, lower professional fees of $501,000 and $87,000 in reduced travel costs. In addition, general and administrative costs reflected a decrease of $48,000 in the recognition of share-based compensation expense required by SFAS 123(R) versus the same period in 2007. The income tax provision of approximately $24,000 recorded during the three months ended September 30, 2008 was attributable to taxable passive income in Ireland that could not be offset by cumulative net operating losses. The Gain on the sale of stock in subsidiary in the amount of $483,000 represents the fair value of the 3,333,333 shares of Company stock received from Energenics in exchange for 80% ownership of O2Diesel Asia. Discontinued operations of ProEco for the third quarter of 2008 were approximately $416,000 lower than the comparable prior period as there was little activity in 2008 other than the $89,000 gain from terminating this business.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

Year-to-Date Summary (nine months ended September 30, 2008 compared to nine months ended September 30, 2007)

Operating results from continuing operations for the nine month period ended September 30, 2008 showed significant improvement, compared to results during the nine month period ended September 30, 2007, largely due to overhead cost reductions,. Sales were approximately $288,000 lower in the first nine months of 2008, and the gross margin was approximately $91,000 lower, largely due to the absence of shipments to Energenics. Selling and marketing expenses for the nine month period ended September 30, 2008 were $482,000 lower than during the comparable period ended June 30, 2007 as CityHome projects were scaled back or cancelled and consulting and travel costs were reduced. Product testing and government grant expenses (net) in the nine months ended September 30, 2008 were approximately $418,000 lower than in the comparable period ended September 30, 2007 as a result of $302,000 in reduced research and development spending in the U.S. (net of government contract reimbursements) and $117,000 of decreased spending on product demonstrations in Spain. General and administrative expenses for the nine months ended September 30, 2008 were approximately $2.5 million lower than for the nine months ended September 30, 2007 primarily due to personnel reductions of approximately $859,000, lower professional fees of $917,000 (including $164,000 related to the settlement of legal and consulting fees) and $75,000 in reduced travel costs. In addition, general and administrative costs reflected a decrease of $222,000 in the recognition of share-based compensation expense required by SFAS 123(R) versus the same period in 2007. The income tax provision of approximately $24,000 recorded during the nine months ended September 30, 2008 was attributable to taxable passive income in Ireland that could not be offset by cumulative net operating losses. The Gain on the sale of stock in subsidiary in the amount of $483,000 represents the fair value of the 3,333,333 shares of Company stock received from Energenics in exchange for 80% ownership of O2Diesel Asia. Discontinued operations of ProEco for the third quarter of 2008 were approximately $399,000 lower than the comparable prior period as there was little activity in 2008 other than the $89,000 gain from terminating this business.

Cash Requirements and Liquidity

Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations for the global economy and expectations of slower global economic growth going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a possible recession. If the economic climate in the U.S. and abroad does not improve from its current condition or continues to deteriorate, our customers or potential customers could reduce or delay their purchases of our products, which would adversely impact our revenues and our ability to manage inventory levels, collect customer receivables and ultimately our profitability.

As a result of the lack of a sales history for our products, we do not have sufficient historical financial data for any periods on which to accurately forecast future revenues or operating expenses in connection with achieving such revenues.  As such, we are not able to project with certainty the additional funds that will need to be raised.  During the fourth quarter of 2008, we will need to raise additional working capital. If the Company is unable to timely secure additional funding, we may need to restructure or significantly curtail our operations, divest all or a portion of the business, file for bankruptcy or cease operations.

The Company has undertaken a number of efforts to address its short-term liquidity challenges.  We have pursued new funding initiatives with the KL and KLE transactions.  We have renegotiated with Energenics Holdings to complete this transaction.  The work under our government contracts has continued, which provides funds for Company projects with the military and our efforts to obtain regulatory approvals.  We have taken a variety of cost control actions which have allowed us to reduce our overhead expenses by approximately 60% when compared to the third quarter of 2007 and by approximately 50% when compared to year-to-date figures. We continue to hold discussions with a number of potential investors and work with a professional investor relations service company to assist with these efforts.  However, the Company’s ability to raise additional working capital and to maintain its intellectual property remains dependant on both its ability and that of its strategic partners to raise funds in a challenging investment environment. There can be no assurance that our efforts to attract new investments will be successful.  In addition, there can be no assurance that the Company will generate sales and sponsorship fees followed by the collection of cash to offset our operating expenses.

As shown in the consolidated statements of operations contained in this report, we have generated only $17,258 in sales, and had sponsorship income of $0 associated with the CityHome™ programs, for the three months ended September 30, 2008. As of the date of this report, we have only minimal orders on hand for either O2D05 or O2Diesel™, other than our supply requirements for Energenics. Lastly, there can be no assurance that actual events will not differ from those anticipated, or that general economic conditions may not vary significantly in ways that could negatively impact our operations and cash position.

To date, we have not had any bank trade facilities, except an overdraft line in the U.K., used to meet operating needs and a small vehicle loan, both of which have been repaid and canceled prior to 2007. However, if the Company achieves significant sales, we plan to apply for trading lines with banks in the U.S. and Brazil as a means to finance our working capital needs.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

Research & Development

The Company has 82 patents granted or applications pending for nine different proprietary fuel and additive product inventions registered with the international WIPO (PCT) Registration System. Seven inventions currently have 44 patents granted, and 19 applications pending in 22 different countries in Europe, North America, South America and Asia. Two additional inventions currently have 19 patent applications pending and about to undergo examination in 16 different countries. During this period, O2Diesel’s intellectual property rights over its additive products are protected through its registration with the WIPO (PCT) Registration System and its pending national patent applications.

As part of our cooperation agreement with our additive manufacturer (Cognis), we, along with Cognis, are the joint owners of all patents covering both the use and composition of O2D05. All legal costs associated with preparing, filing and administering the jointly owned patents are shared equally by the Company and Cognis. We also have a number of patents that have been issued that relate to the predecessor technology of O2D05. As a strategic measure, we continue to fund all costs necessary to maintain some of these patents. O2Diesel is the sole owner of these latter patents, which in general cover the use and composition of its prior generation technology.

We have registered a trademark in the U.S. and the European Union for a mark which includes the words and numbers O2DieselTM as well as a figurative logo of the words. We also registered trademarks for “CityHome” (and design) in one class of goods and services, “CITYHO2ME” in one class of goods and services and “TODAY’S CLEAN AIR SOLUTION TOMORROW’S BRIGHTER FUTURE” in one class of goods and services.

The Company has incurred substantial costs in carrying out tests to demonstrate that the use of our product will enable customers to comply with environmental laws and regulations. As of September 30, 2008, we incurred expenses of $400,276 during the first nine months of  2008 in the U.S. in connection with governmental sponsored projects and tests. Most of the costs incurred in these government test programs were reimbursed by appropriations from the U.S. Departments of Energy and Defense.

At the end of the third quarter of 2008, we have government test programs in progress with total remaining costs to complete of approximately $1.8 million. Under these programs a wide array of engine tests and product demonstrations are to be conducted to further prove the emissions benefits of O2DieselTM and to show that the fuel performs well in specific applications.

Included in the foregoing programs is the recent completion of a product demonstration at three Air Combat Command bases for a new fuel blend referred to as “O28”. This fuel, which is currently designed for use in non-tactical military equipment, contains the Company’s proprietary additive, ethanol (8%), biodiesel (20%) and regular diesel fuel. The Air Force Research Laboratory has published a Product Description for this fuel. We are currently providing technical support for this Purchase Description so that the fuel can be purchased routinely by the Defense Logistics Agency. Other programs underway include completing the protocols, emissions test verification and multimedia assessment to allow O2DieselTM to be classified as a Diesel Emissions Control Strategy fuel by the CARB.  O2Diesel has conducted demonstrations with a number of school bus and transit agencies which are evaluating the performance of O2DieselTM as well as O28 for a variety of weather conditions, engine types, and operations. Related testing included using O2DieselTM in large mining equipment. These fuels would satisfy Energy Policy Act and Presidential Executive Orders requirements for reducing foreign oil dependence.  Over the past two years, we initiated projects to develop the basic emissions test data necessary to register these fuels for on road application with the EPA.  Based on the government funding in place, we believe that at least 80% of the costs to conduct these tests may be funded by appropriations from the U.S. Departments of Energy and Defense.

We are also investing time and effort in the design and development of less expensive flame arrestor technology than what is in use today. This work is more labor intensive rather than capital intensive.  However, it is a key step in providing a turnkey solution to using these clean burning fuel options. Most of the design work has been performed by our own personnel and consultants with the actual fabrication work contracted out to specialized manufacturers. In the fourth quarter of 2008, this work will move to the stage where safety verification of a simplified slate of hardware will be planned.

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008

In the third quarter of 2008, we did not conduct additional research and development projects in Brazil. However, we concluded a fleet demonstration in Curitiba as a further effort to obtain approvals for O2Diesel™ from the agencies that are responsible for the country’s petroleum industry and environmental laws.

These approvals are administered and granted by two Brazilian agencies—ANP and IBAMA. ANP is the National Fuel Regulation Agency and IBAMA is the National Environment Protection Agency. Approvals are needed from both agencies before O2Diesel TM  may be sold in Brazil. In 2004, we submitted applications to both agencies and received limited, but favorable approvals from each. ANP has classified O2Diesel TM  as an alternative diesel fuel. In addition, IBAMA, approved O2Diesel TM  for off road (e.g. in mining) and railroad applications. Also, in response to requests that we submitted to ANP, it granted approval for O2Diesel TM  to be sold to specific customers and for specific regions in Brazil. In 2005, O2Diesel fuel received approvals from the environmental and health secretaries of the cities of Rio de Janeiro, Curitiba and Maringá.

O2Diesel fuel has also become the first alternative fuel to be certified by the TECPAR’s national certification program Transporte Limpo (Clean Transport). For 2008, we do not anticipate spending significant funds on various product and vehicle tests in Brazil.

Similar to our efforts in Brazil, the Company also completed a demonstration for a municipal bus fleet in Anunción, Paraguay.

Employees

As of September 30, 2008, O2Diesel had eleven full-time employees, ten of which are in the U.S. and one is in Europe. We have two temporary employees to support general administration and lab testing. Currently, we rely on consultants to assist in commercializing our technology and to help us in key technical areas. At present, we employ three consultants in the U.S.; one in marketing and business development; one chemist; and one in regulatory affairs. The Company has entered into a separate consulting contract with a shareholder of its Brazilian subsidiary for the purpose of providing office rent and administrative services and in lieu of an employment contract with this individual. In Europe, we employ one consultant for general management and business development.

As previously described in the section describing activities with KL Energy, we agreed with KLE to transfer several of our employees to KLE in order to provide our North American customers with an uninterrupted transition to this new distributor. This transfer was effective November 1, 2008, leaving the Company with five full-time employees, four of which are in the U.S. and one is in Europe. Under our business plan, we do not see the need to add employees in the U.S., Brazil or Europe unless we need additional technical positions for new European market demonstrations in the fourth quarter of 2008. As a result of our present strategy to utilize strategic geographic distributors to market our products, we anticipate that several of our U.S. consultants will either provide services for KLE or will be discontinued over the remainder of 2008.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

None.

ITEM 4. CONTROLS AND PROCEDURES.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. O2Diesel’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of O2Diesel’s disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this quarterly report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the evaluation date of September 30, 2008, O2Diesel’s disclosure controls and procedures are effective.

O2Diesel Corporation
(A Developmental Stage Company)
September 30, 2008

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING. On July 14, 2008, two directors who were members of the Audit Committee resigned from their positions on the Board. The internal control activities of the Audit Committee were carried out in a manner consistent with prior reporting periods up to the date of their resignation. To maintain good internal review procedures for financial reporting, the Company’s management requested that the Form 10-Q filing for the period ended September 30, 2008 be reviewed by the current board members, which included the remaining member of the Audit Committee. This was reviewed and discussed during a board review meeting held on November 12, 2008. Aside from this change, there have not been any changes in the Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect internal controls over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

None.

ITEM 1A. RISK FACTORS

Not applicable to smaller reporting companies.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

Pursuant to terms of the Amending and Restating Agreement, the Company issued to Energenics an unsecured, Convertible Promissory Note for the principal sum of $750,000, dated June 17, 2008. The term of the Note is for thirty-six months from the date the Note was issued and accrues interest at the rate of 5% per year. Energenics may, at its option, convert all or part of the principal and interest outstanding on the Note into common stock at a conversion price of $0.145 per share.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None

ITEM 5. OTHER INFORMATION.

None

O2Diesel Corporation
(A Development Stage Company)
September 30, 2008
 ITEM 6. EXHIBITS.

The following exhibits are filed herewith.

Description

31.1	Certifications of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certifications of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12. SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

O2DIESEL CORPORATION (Registrant)

Date: November 14, 2008	By:	/s/ Alan Rae
Alan Rae
Chief Executive Officer (Principal Executive Officer)

Date: November 14, 2008	By:	/s/ David H. Shipman
David H. Shipman
Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 31.1

CERTIFICATIONS OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alan R. Rae, certify that:

1. I have reviewed this report on Form 10-Q of O2Diesel Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 14, 2008

/s/ Alan R. Rae
Alan R. Rae
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David H. Shipman, certify that:

1. I have reviewed this report on Form 10-Q of O2Diesel Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2008

/s/ David H. Shipman
David Shipman
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. Sec.1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of O2Diesel Corporation (the “Company”) on Form 10-Q for the period ended September 30, 2008, as filed with the Securities and Exchange Commission on the date here of (the “Report”), I, Alan Rae, Chief Executive Officer of the Company and I, David H. Shipman, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 14, 2008

By:	/s/ Alan Rae	By:	/s/ David H. Shipman

Name:	Alan Rae	Name:	David H. Shipman

Title:	Chief Executive Officer (Principal Executive Officer)	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

This certificate is being made for the exclusive purpose of compliance by the Chief Executive Officer and Chief Financial Officer of the Company with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and may not be disclosed, distributed or used by any person or for any reason other than as specifically required by law.

A signed original of this written statement required by Section 906 has been provided to O2Diesel Corporation and will be retained by O2Diesel Corporation and furnished to the Securities and Exchange Commission or its staff upon request.